7|1



## 82- SUBMISSIONS FACING SI

03024614

MICROFICHE CONTROL LABEL





REGISTRANT'S NAME KCI Konecranes plc

*CURRENT ADDRESS P.O. Box 661

Fin-05801

Hyvinkää, Finland

**FORMER NAME KCI Konecranes International plc

**NEW ADDRESS



FILE NO. 82- 4297 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

*OICF/BY:* NM

*DATE* : 7/15/03



# KONECRANES

Annual Report 2001


AR/S
12-31-01
03 JUL -1 AM 7:21

## WORLD LEADING



# THE YEAR 2001

## STRONG PROFIT GROWTH

- Profits up based on ongoing efficiency gains
- Operating Income and Net Income up 39.5% and 51.2% respectively
- Sales up 7.6% to EUR 756.3 million
- Orders down 11.2% from record 2000
- Order book at EUR 279.7 million at very good level
- Strong cash flow from operations
- *Return to higher levels of total capital employed, now 24.3%*

| Key figures | | 2001 | 2000 |
|---|---|---|---|
| Sales | MEUR | 756.3 | 703.0 |
| EBITDA [1] | MEUR | 71.3 | 55.6 |
| Operating income | MEUR | 55.3 | 39.6 |
| *Net income* | *MEUR* | 35.3 | 23.4 |
| Earnings/share | EUR | 2.40 | 1.59 |
| Cash flow from operations | MEUR | 43.0 | -4.2 |
| Cash flow/share | EUR | 2.93 | -0.29 |
| Equity/share | EUR | 11.75 | 10.06 |
| Return on capital employed | % | 24.3 | 19.4 |
| Return on equity | % | 22.0 | 16.4 |
| Current ratio | | 1.6 | 1.4 |
| Solidity | % | 41.4 | 35.8 |
| Gearing | % | 28.9 | 57.7 |
| Personnel at year end | | 4,401 | 4,463 |
| Dividend proposal [2] | MEUR | 13,230 | 10,437 |
| Dividend/share [2] | EUR | 0.90 | 0.71 |
| Order book | MEUR | 279.7 | 308.8 |

[1] Operating income before depreciation and goodwill amortisation
[2] Board's proposal

In spite of a good start, 2001 markets soon turned into a recessive mode. It now appears that although the total market picture for 2002 still remains clouded, there is optimism for KCI Konecranes.

A number of positive developments compensate for the effects of a depressed market: The Group is gaining market share, the Group has constantly trimmed its cost base for increased efficiency, and the Group has a thoroughly modern and competitive product range.

In particular: Maintenance Services stable growth continues in spite of low markets. In Standard Lifting Equipment, the new product range captures market share. In Special Cranes, the order backlog now supports a full load for the whole of year 2002 and new products are set to boost orders further.

The Group expects operational efficiency improvements to continue in all business areas. On the total, the group expects further improvements in profitability.


Order Intake*
MEUR
800
700
600
500
400
300
200
100
0
527
543
539
764
679
97
98
99
00
01
*excluding service contract base


Sales
MEUR
800
700
600
500
400
300
200
100
0
517
597
592
703
756
97
98
99
00
01


Operating Income*
MEUR
60
50
40
30
20
10
0
39.0
42.6
32.1
39.6
55.3
97
98
99
00
01
*according to Finnish GAAP


Sales by Business Area*
Maintenance Services MEUR 365
Special Cranes MEUR 227
27%
29%
Standard Lifting Equipment MEUR 245
*including internal sales


Sales by Market
Americas MEUR 277
Nordic and Central Europe MEUR 183
24%
28%
11%
EU (excl. Nordic) MEUR 214
Asia-Pacific MEUR 62


Operating Income by Business Area*
Maintenance Services MEUR 24.1
Special Cranes MEUR 17.1
24%
42%
Standard Lifting Equipment MEUR 29.2
*before group overheads and consolidation items

# KCI KONECRANES' BUSINESS OBJECTIVE, VALUES

BUSINESS OBJECTIVE, VALUES

## KCI KONECRANES

KCI Konecranes is a world leading engineering group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes products and services feature advanced technology, emphasise safety and cost savings for the user through best reliability and performance.

KCI Konecranes employs over 4,400 people and has a presence through its own personnel, agents and other representatives in over 40 countries and service branch offices in over 250 locations worldwide. KCI Konecranes, headquartered in Finland, is a broadly held company with listing on the Helsinki Stock Exchange.

KCI Konecranes is organised into three Business Areas: Maintenance Services, Standard Lifting Equipment and Special Cranes.

KCI Konecranes product range covers all overhead lifting solutions and components for industries and harbours all over the world. KCI Konecranes maintains a high focus on its chosen customer groups. KCI Konecranes has elected not to target the building construction industry but does serve the construction materials industry. Also, KCI Konecranes does not participate in the mobile crane market.

## BUSINESS OBJECTIVE

KCI Konecranes' business objective is to make a strong contribution in developing the industrial crane industry into a modern service industry with high performing, reliable and safe lifting solutions with world class maintenance back-up. In this business we want to take the lead.

## VALUES

KCI Konecranes' personnel represent a multitude of cultures. Our customer has the right to expect consistent, impeccable service of high standards wherever, whenever he meets us. For underlining unity, we have a set of common values that link together all members of the Group.

### Trust in people

We want to be known for having good people.

### Total service commitment

We want to be known for always keeping our promises.

### Sustained profitability

We want to be recognised as a financially sound company.

AND STRATEGIC CORNERSTONES

## STRATEGY

**The KCI Konecranes Group strategy is based on four cornerstones:**

### Organic growth spearheaded by Maintenance Services

KCI Konecranes' main driver for organic growth is its maintenance services business. Increasingly, crane owners choose to outsource their crane maintenance for better cost efficiency. Professional crane maintenance has become a genuine growth business.

Our unique maintenance data bank is a core asset in developing preventive maintenance programs. As a result, our maintenance offering creates true and permanent savings for our customers. This also explains the excellent stability in this business with a very high amount of committed customers, as well as the sustained growth in our activities.

KCI Konecranes' presence in maintenance services is also a driver for crane sales. Through Maintenance, we entertain constant day-to-day contact with our customers. Typically for production equipment markets, such as cranes, high performance equipment represent growth segments in an otherwise mature market. KCI Konecranes' whole range consists of high performance products. Cross-selling between business areas represent important growth opportunities for the Group.

### Focus on cutting edge crane technology

A key competitive feature is KCI Konecranes' thoroughly modern product range. Few if any companies within the industry can match our R&D resources. KCI Konecranes enjoys the benefits of an innovative high-tech climate in Finland. No other company has the benefit of the world's largest maintenance data base as a source of direct performance feedback on our own and on our competitors' products.

Maintaining a lead in technology is the way forward in this competitive market. R&D focuses on innovative crane technologies with superior product features and on driving production costs down. Development costs are mainly related to key components and new technologies within Standard Lifting Equipment and Special Cranes. As a percentage of related sales, KCI Konecranes R&D investments amounted to 5% in 2001.

### Continuous increase in operational efficiency

KCI Konecranes applies a modular approach in its component and crane production. The product offering is globally uniform which optimises capacity utilisation and enables swift redeployment of resources. To retain cost leadership continuous investments are made into the development of production methodology and machinery. Automatic engineering and sales tools add efficiency in the operative network. Because all companies within the Group work in the same industry, there is an environment for successful transfer of knowledge and for benchmarking between all units within the Group.

### Select acquisitions for geographical growth

Both the crane and maintenance industry are fragmented industries. KCI Konecranes sees further opportunities for growth through select acquisitions. As one of the leading companies within its industry, KCI Konecranes is well positioned to drive the consolidation both in the crane and in the crane maintenance industry. Well recognised local, regional or national brand names and large installed bases are the prime targets for our acquisition strategy. Normally, this type of expansion will not need external financing, but has been financed using the Group's strong cash flow. An acquired company must always contribute to growth in Group earnings per share in the year after the acquisition.

# KCI KONECRANES AND THE CRANE MARKET

### Business growth drivers

KCI Konecranes' competitiveness and leading position are based on the strategy of combining professional crane maintenance services with leading innovative technology.

Today's high-tech cranes are an integral part in our customers' production processes. If not serviced properly a crane can rapidly disable the customer's entire production line. There is therefore an ever-growing need for expert crane maintenance services. Outsourcing of crane maintenance has become a genuine growth market and the main driver for the Group's organic growth.

The many cross-selling opportunities between Business Areas also contribute substantially to the organic growth potential of the Group. KCI Konecranes maintenance network, with over 250 outlets in 20 countries, is unique in the industry. Increasingly, that network also serves as a very efficient distribution channel for Standard Lifting Equipment products fuelling the growth also in that Business Area.

KCI Konecranes is the global leader in heavy-duty cranes and one of the largest standard crane and component builders enjoying a clear lead in technology. Innovative new products are important in our ambition to secure our position as the global market leader and in further increasing our global market share. Our strategy is not to rely on traditional solutions but, instead, strive to produce cranes in which performance and reliability are optimally combined at competitive prices. We do not collect components from different manufacturers; instead, we design and manufacture the key components in-house and supply integrated solutions.

### Limited cyclical exposure

KCI Konecranes' large Maintenance Services business constitutes business stability with only limited exposure to cyclical market swings. Cranes are used in various different fields of industrial activity. Having a strong market position among all main crane-using industries in all industrial countries around the world greatly reduces KCI Konecranes' exposure to cyclical swings in the investment goods market.

### Crane market

With a global market share of approximately 10% KCI Konecranes holds a leading world market position. There are few other global players in the crane market. The global crane market is dominated by small and medium-sized companies. KCI Konecranes is well positioned to drive the consolidation in the industry. The Group has its origins in the Nordic countries where the Group reached a leading market position early. Through stable organic growth and an active acquisition activity the Group has developed a leading position in most industrialised countries including Germany, France, the U.K., the U.S. and Canada, in many smaller EU countries and in several Middle East and Far East countries. In China KCI Konecranes is a fast growing supplier through its wholly owned subsidiaries.

For the whole Group, the compound annual sales growth rate over the past 13 years has been 12%.

### Competition

KCI Konecranes continues to face competition on a global level from companies such as Demag Cranes & Components GmbH based in Germany, now part of the Siemens AG. Their annual sales in competition with KCI Konecranes are roughly the same as for KCI Konecranes. Other players with a strong regional position are R.Stahl AG and ABUS Kransysteme GmbH both based in Germany. In North America our major competitors are the companies Morris Materials Handling, Inc. and Columbus McKinnon Corporation.


KCI

KCI Konecranes maintenance network also serves as an efficient distribution channel for other Group products. Professional maintenance services is the main driver for the Group's organic growth. In the picture Christian Banzet, service technician at Konecranes France.

### Synergies between Business Areas

Globally there are many synergies and cross-selling opportunities between KCI Konecranes' Business Areas. Market presence through the world's largest maintenance services network creates opportunities for new equipment sales and inspires R&D-work. Maintenance services are provided to crane customers and new cranes are sold to maintenance customers. New breakthroughs in R&D give us entrance to new customer industries both in cranes and maintenance. All Business Areas are independently profitable.

| BUSINESS AREAS | PRODUCTS | MARKET POSITION | RESOURCES |
|---|---|---|---|
| **MAINTENANCE SERVICES**<br>44% of Group Sales | • all activities necessary for trouble-free crane operation including inspections, predictive maintenance programs, modernisation services, preventive repairs, on-calls and spare part services<br>• maintenance is provided for all overhead and gantry cranes regardless of their original manufacturer<br>• over 80% of the cranes in the service agreement base, not originally manufactured by KCI Konecranes | • leading provider of maintenance services for Electric Overhead Travelling (EOT) cranes in the industrialised world<br>• highest possible professional level applying advanced maintenance technology<br>• main markets are industrialised markets where reliability requirements of equipment are key<br>• highly fragmented market, top five competitors with less than 10% of the global market | • employing 2,481 persons<br>• world's largest service organisation with 190,000 cranes in the service agreement base<br>• over 250 service branches in 20 countries worldwide |
| **STANDARD LIFTING EQUIPMENT**<br>29% of Group Sales | • industrial EOT cranes, chain and wire rope hoists, light crane systems and a wide variety of components<br>• typically the lifting capacities are less than 50 tons<br>• equipment is used as part of a production process, for short through the air transportation and auxiliary purposes such as maintenance<br>• marketed not only under the Konecranes brand, but also under several independent brand names; these are SWF of Germany, Verlinde of France and R&M of the U.S. | • one of the largest industrial EOT crane and component producers in the industrialised world<br>• industry leading technology, global product range<br>• annual production of over 13,000 industrial cranes and hoists and 60,000 lifting and lift/travelling specific electrical motors<br>• customers include a variety of manufacturing industries<br>• fragmented market | • employing 1,109 persons<br>• component factories in Finland and France<br>• unique single product platform structure<br>• modularity and standardisation<br>• sales representation in over 40 countries |
| **SPECIAL CRANES**<br>27% of Group Sales | • EOT process cranes, lifting devices, harbour cranes, terminal cranes, shipyard cranes, crane automation, control systems and heavy duty crane components<br>• typically the lifting capacities are more than 50 tons<br>• Special Cranes are an integral part of our customers' production processes<br>• focus on solving heavy lifting needs in two major segments, cranes for the process industries and cranes for harbours and shipyards | • global leader in engineered and heavy-duty cranes for process industries<br>• global leader in certain types of shipyard cranes<br>• global specialised supplier of harbour cranes for containers and bulk materials<br>• industry leading technology, global product range<br>• annual production of 400 heavy duty cranes and hoisting trolleys and over 15,000 motor controls for cranes<br>• customers are from all over the world and represent a wide variety of process industries including harbours and shipyards | • employing 705 persons<br>• joint componentry between segments<br>• seven process crane companies located in Finland, the U.K., Germany, France, the U.S., Singapore and China<br>• sales representation in over 40 countries |

# PRESIDENT'S LETTER

**2001 was a very successful year for the Group. Our earnings before tax increased with 54% to over EUR 52 million. Our earnings per share increased by over 51% to 2.4 EUR/share. Against a slow market, our Group sales posted a growth of 7.6%, nearly all of it organic. Our return on total capital has always been high, now it reached 24.3%, up from the all-time low number of 19.4% in 2000.**

From 1995, the first full fiscal year for today's KCI Konecranes, our earnings per share has grown with a compound annual growth rate (CAGR) of over 14%, and sales has more than doubled, which is equal to a CAGR of 13%. In the same time we have seized the number one position among crane companies in the world, both in terms of profitability and sales in most of our businesses. This remarkable achievement has been possible through the unique strategy of successfully combining crane maintenance services with innovative technology.

Taking a longer perspective only underlines the perpetual nature of our growth. For the 13-year period 1988 to 2001 our CAGR in sales was 12%. Our track record suggest a perpetual organic growth rate of 6-9% per year, with acquisitions boosting the number further to 12-14%.

### We focus on cranes

Heavy lifting is an integral part of all industry and logistics. By totally concentrating on this business we achieve a number of advantages. All our employees share a very clear, hands on goal. The intensity of our employees' commitment and our benefits from internal benchmarking are striking. Our people love what they do and the results are obvious. For the Group this means that we can achieve excellence faster.

Focus also means absence of distractions. We have been quicker to innovate, faster in bringing products to market and better at understanding our customer's true needs.

Focus has also meant increased awareness of our name in the crane world. Coming from a far corner in Europe, making it to become synonymous with the world leader, has not been easy. Now, our competitors' dealers want to work for us, international customers have made our equipment their world standard and young, talented people seek employment with us.

### Maintenance is a unique opportunity

More than anything, our maintenance activities have helped us to develop our unique growth strategy. In the modern industrialised world, specialising has been the key driver for productivity gains. As one of the first in the industry, we understood that maintenance services is a specialised business in its own right.

The trend for an increased specialisation is a very stable development in all industrial activity, and our Maintenance Services Business Area has been able to master a unique growth track. Now, with increasing scale, our growth is likely to accelerate. In the recessionary environment of 2001, our Maintenance Services activities posted a growth of close to 7% and an EBIT improvement of over 13%.

Understanding maintenance has led us to better understand our customers. There is no better input to crane R&D than to live close to the customer, day in day out, sharing all his worries and wishes.

### New products are important steps

Parallel to our strong organic growth we have also acquired some 30 crane companies since 1994. With every acquisition comes a piece of unique knowledge. Even more important, as mentioned above, through our Maintenance activities we get a lot of input information for R&D.

During 2001 we fully launched our new standard hoist, the CXT, in sizes of up to 20 tons of lifting capacity. The hoist has quickly gained the benchmark position among competing products.

The product has two important implications for the Group: First, through superior performance and safety, it can justify a pricing premium over competing products. Second, as the new product is more of a product platform than a single product, production scale benefits ensure a best-in-the-world productivity and lowest unit costs for our manufacturing operations. The 2001 results are solid proof.

Our product range in Special Cranes is now complete. During 2001 we launched the BoxHunter®, the all-new container ship-to-shore crane. This new design follows the same pattern as for the other member of the new range, the RTG container handling crane, the AGD Advanced Grab Unloader, the Konecranes-Munckloader on-board gantry and the SM



high performance EOT heavy duty overhead handling crane range.

All of these innovations are true "industry firsts".

We have in place a Group policy of always protecting our intellectual property. We intend to enjoy the fruits of innovation for many years to come. And our innovative power just increases with our size.

### Worldwide benchmarking

All our companies worldwide improved their operational efficiency in 2001. This is a consequence of our high focus on performance. From 2001 we adopted a new organisational structure, abandoning national and regional borderlines, and instead organising international management structures along Business Areas. This change has greatly improved international benchmarking and positive results were immediate.

During the year 2001 our German activities were fully integrated into the Group. Starting in 1997, our project Germany has been extremely successful. We knew that the German market is one of the most demanding crane markets in the world. We therefore prepared us accordingly. Now, five acquisitions and considerable organic growth later, we find ourselves well established in that important industrial nation, with 15 locations across the country, and with a strong presence in all of our Business Areas. Our clients include the best of the best, such as Volkswagen, ThyssenKrupp and Siemens, to mention but a few. Best of all: our German operations are making money, ahead of schedule.

### We expect the good development to continue

Our Group made a remarkable success in the recessionary environment of the year 2001. We attribute the success to our unique business strategy, and our hard working professional employees.

We are now the leaders in the crane world.

We stay committed to our task. The crane industry is still fragmented. There is ample opportunity for growth, both in mature and in emerging markets. Our world market share is estimated to be around 10%.

Our position in the industry is stronger than ever. With increasing scale and visibility, our growth opportunities are increasing.

We have managed and funded all our growth through our cash flow, through always maintaining a high rate of return on our total capital employed. Our financial position (net gearing under 30%) is a solid base for future strong development.

Following an established tradition, I wish to thank all customers, colleagues and shareholders for a successful year in 2001. We all look forward to an equally challenging but also rewarding 2002.

Stig Gustavson,
President and CEO

**With over 250 locations in 34 countries, on four continents, KCI Konecranes is a truly international group. Over the years, roughly one third of Group growth has been achieved through acquisitions. Organic growth and acquired growth together have meant doubling Group sales in the last five years. In the same time our personnel has grown from 3,500 to 4,400 persons. Business growth has therefore been much faster than the growth in personnel.**

All of this: bringing a fragmented organisation together to a uniform business culture, digesting acquired companies, managing growth and hugely increasing the value of each individual's work would not have been possible without a massive effort in training, both in new business practices and in technology.



**Peggy Hansson**
Knowledge Manager

### Business training

The Group offers a number of training initiatives to its personnel. Since 1997, the KCI Konecranes Academy forms the core of our Business Administration training. The curriculum includes basic skills in accounting, sales and marketing. The Academy also targets employee attitudes through sessions in employeeship and service commitment. In 2001 an international course focusing on managing cultural differences and leadership was added to the program.

At present, over 250 Group managers are participating in Academy training at different levels.

For Group executives, the LLP (Lausanne Leadership Process) development is now into its third year of operation. Operated in co-operation with IMD of Lausanne, Switzerland and CTRE Consulting of Australia, the program offers prospective top executives high level leadership insights.

Language training comes as an integral part of each Group program. Group language being English, most international programs are conducted in this language. The Group actively supports and sponsors English learning groups. Also other language training is supported.

### Technical training

In 2001 the biggest single training effort focused on the new hoist line within Standard Lifting Equipment. Over 1,200 employees, from sales people to production people, from service technicians to marketeers were involved in classes targeting the new product.

Safety training is an ongoing effort in the Group. Safety training must always comply with national rules, and this part of our technical training is managed through local subsidiary companies. Globally, some 14,000 hours were spent in classroom on safety.

In Finland, the Group has sponsored the operations of the KCI Crane institute, a 3-year vocational school, the graduates of which find jobs in production or as crane service technicians.

In Maintenance Services, our ability to foster individually working field technicians is the core of our strategy. Our leadership role rests on our modern efficient methods and tools for preventive maintenance.

We run training centres for our field technicians in the U.S., Canada, the U.K., France, Sweden/Norway, Finland, Germany, Austria, Malaysia and Australia.

### New methods

Especially for technical training, the Internet era has opened new possibilities, of specific value for a company with KCI Konecranes' fragmented structure. These new methods for training over the Internet are being evaluated to see how KCI Konecranes best can benefit.

### Co-operation with personnel organisations

KCI Konecranes encourages informal collaboration between different groups of personnel in cross-organisational teams and transfunctional task forces.

KCI Konecranes endeavours to comply with the local established ways to co-operate with its employees. In Europe our European Works Council runs in its second three-year term. The European Works Council is a forum to exchange opinions and share best practices. The annual meeting was held in Germany.

## Incentive schemes

KCI Konecranes has several incentive schemes in place for its personnel. A majority of KCI Konecranes' personnel are participants in bonus or other result dependent incentive programs. Our activities are scattered in hundreds of units all over the world. In order to support the entrepreneurial spirit that leads to good results we have launched three Stock Option Plans (1997, 1999 and 2001) targeting managers and key personnel within the group. (More details on the stock option plans under the section Shares and Shareholders.)

## Personnel in 2001

At the end of 2001 KCI Konecranes had 4,401 employees. The net decrease was 62 persons. 116 persons joined KCI Konecranes during the year as a result of growth and acquisitions, 178 persons on the other hand left the company due to rationalisation. Our personnel by business area is as follows (previous year numbers in parentheses): Maintenance Services 2,481 (2,501), Standard Lifting Equipment 1,109 (1,178), Special Cranes 705 (673). Total Headquarters staff amounts to 106 (111).


Personnel by business areas
Special Cranes
705
16%
Group Staff
106
3%
25%
Standard Lifting Equipment
1,109
Maintenance Services
2,481


Number of employees 1997-2001
5,000
4,000
3,000
2,000
1,000
0
3,897
4,052
4,044
4,463
4,401
97
98
99
00
01
Maintenance Services
Special Cranes
Standard Lifting Equipment
Group Staff (incl. R&D staff)

The KCI Konecranes Academy's first international training session was held in August 2001 in Finland. The curriculum concentrated on Leadership and Communication. In the picture from the left Mike Brown, Jouko Rannanpää, Mark Thompson, Wong Kat Wan, Hasse Fredriksson and Petri Saarinen.


NTJ
Leading
People
Results
Family

**As a matter of policy KCI Konecranes keeps all its core, lifting related technology, closely in its own hands. Core technology includes key mechanical, electrical as well as electronic and software solutions.**

KCI Konecranes has pioneered the development of new crane technology. KCI Konecranes' R&D activities focus on three areas: development of mechanical, electrical and control technology, research into new materials in products and finding new ways in applying modern IT-technology in product embedded software, design tools and logistics systems.

The development is very fast in both electronics and in software technology, whereas the pace is slower in mechanical basic design. As Maintenance Services is our biggest business area we concentrate on solutions that will benefit both the use of our cranes and crane maintenance work.

For every R&D project we identify an internal customer. Usually the customer is that KCI Konecranes business unit that will become the biggest supplier of the new product. His most important responsibility is to maximise end customer benefits. In our largest R&D projects, in order to ascertain market acceptance for new products we also include key customer involvement.

In order to create an amalgamation of good form and function, we also involve experts in industrial design.



The BoxHunter®, the all-new ship-to-shore container crane, is our latest R&D achievement. The design focuses on reducing the time for container and spreader positioning. The system for sway prevention and container positioning increases the total capacity with 20%.

### New achievements in harbour cranes

A good example of KCI Konecranes' customer driven R&D work is the development of the new BoxHunter® container crane. Based on the feedback from our field organisation we found that an increase in the speed of container movements would only marginally increase handling capacity. The essential was to reduce the time for positioning and securing the spreader onto the container. The sway prevention and container positioning system originally developed for the RTG (Rubber Tyred Gantry Cranes) crane was taken one step further, resulting in a 20% capacity increase in container handling and faster unloading of container vessels.

### Focus on control technology

KCI Konecranes lead position in the industry is undisputed in the field of AC Frequency Control technology in cranes. During 2001 we supplied over 15,000 crane frequency controls. In R&D the focus was on the development of the next generation of frequency controls, extending the power range to capacities between 0.75 – 1500 kW, which satisfies practically all existing capacity requirements for cranes. A typical feature in the new technology is separation of the power unit from the control module. This feature greatly improves the maintainability and reliability, and makes spare part supply easier. Using the same KCI Konecranes control and drive technology for both heavy duty process cranes and harbour cranes means a great advantage for maintenance operations.

### Safety in cranes

Crane safety is a central focus in all R&D efforts. Premium is the new operations monitoring device adding greatly to safe crane operations. The device is included as standard on every industrial and process crane we manufacture. The device guides the operator in operating the crane and keeps a problems log. The device keeps the crane within the designated area of operation. Fitted with the Premium the crane can be programmed to alert the service technician by mobile phone in problem situations or when scheduled maintenance is due. Through SMS messaging feature the service technician may check the reason for the alert. He may also through a dial-up function access operational data such as load spectrums and duty cycles. The Premium provides completely new possibilities within maintenance services.

During 2001 the development of the new wire rope hoist line progressed towards completion. The hoist line will cover capacities up to 100 tons. The new hoist line is an example of KCI Konecranes strategy of keeping the development of key technology closely in our own hands, both electrotechnical and mechanical areas as well as in control technology. The method of concurrent engineering applied in our R&D has produced clear benefits. Concurrent engineering made it possible to optimise the whole product, from single gears to drive electronics.

**Software development**

Software technology plays an increasingly important role in our R&D. Information required for Maintenance is registered by computers on board the crane. Our ability to access this data for maintenance purposes will become a valuable asset for KCI Konecranes global Maintenance operations. In software development we focus on modular program designs to be used in product definition and as sales tools.

**R&D costs**

Total direct R&D costs in year 2001 amounted to EUR 7.7 million.

Development costs are mainly related to key components and new technologies within Standard Lifting Equipment and Special Cranes. As a percentage of related sales, R&D costs amounted to approximately 5%.

In Maintenance Services human resources development and training take the role that R&D plays for the equipment related business areas.

# ENVIRONMENT

**KCI Konecranes recognises environmental management as an important aspect in its business and strives to conduct operations in an environmentally sound manner.**

KCI Konecranes strategy is to develop and provide products and services that have no undue environmental impact and are safe in their intended use, that are efficient in their consumption of energy and natural resources, and that can be reused or disposed of safely.

KCI Konecranes pro-environmental design principles can be seen especially in its products. KCI Konecranes is a frontrunner in AC inverter control. An inverter drive consumes up to 40% less energy compared to more commonly used traditional designs.

In transmissions, KCI Konecranes uses only precision machined parts, leading to significantly extended service life for the equipment as well as greatly reduced noise levels.

Taking environmental impacts into account is also important as it keeps the business activities focused on making use of raw materials and natural resources in an economical manner and thereby setting the base for cost control, production efficiencies and a sustainable development within the Group. The objectives are well in line with KCI Konecranes overall objectives of being an efficient provider of cost efficient equipment.

KCI Konecranes wants to increase the awareness within the Group towards environmental aspects. In 2001, KCI Konecranes initiated an environmental project with the aim of informing both internally and externally of KCI Konecranes pro-environmental attitude in product design.

At this first stage, our environmental project starts from an internal survey, which is to establish the current awareness of environmental impacts of different methods of working. In its final stage the project will formulate a common environmental program, practices and policies, which comply with international standards.


36t

The new European standard for variable speed electrical power drive systems sets new limits for electromagnetic emission.
In the picture research staff check emissions from KCI Konecranes' drives (the DynA-family).

## KCI Konecranes mission is to use its **world leader position** in crane maintenance services to sustain and **accelerate growth** and to create further growth opportunities by distributing other Business Areas' products.

- Successful focus shift towards more demanding customers - fast growth in value per crane in the agreement base
- New organisation for harbours: KCI Koneports
- New systems technology rollout in 2002
- Productivity increases

| Key figures | 2001 | 2000 | Change |
|---|---|---|---|
| Sales, MEUR | 365.2 | 342.0 | 6.8% |
| Operating income, MEUR | 24.1 | 21.3 | 13.1% |
| Operating margin, % | 6.6% | 6.2% | 6.0% |
| Order intake, MEUR | 307.2 | 300.9 | 2.1% |
| Personnel | 2,481 | 2,501 | -0.8% |
| Sales per capita, MEUR | 0.147 | 0.137 | 7.6% |

**Part of Group sales**



Once again, KCI Konecranes stands alone as the worldwide leader in the field of overhead crane maintenance and service. Now our services are also extended to include harbour cranes. Making sure that each customer's investment in crane maintenance and technology generates measurable returns in uptime, maintainability, safety and profitability has helped us become the global crane company that we are today, with thousands of cranes entrusted to our care. Increasingly, our customers choose to outsource their crane maintenance for better cost efficiency. Professional crane maintenance is therefore a genuine growth business.

While our role as the market leader seems secure, it is important to note that economic forces and developing technology are changing our world, and we must continually refine our approach to meet this challenge.

In 2001, the global maintenance services group was strongly focused on assimilating the customer base gained through the acquisition of six companies in 2000. This was also the first year for the KCI Konecranes Group to be organised by business line rather than by region. The business line approach allows us to implement consistent management philosophies and strategic direction on a global level. This sets the stage for best practices in maintenance service technology developed and proven in the Nordic and Americas Regions to be adopted worldwide.

### Focus on human resources

As our theme for 2000 was growth through acquisition, our focus in 2001 has been staffing those acquisitions for further organic growth.

Our top priority companywide in 2001 was to implement a human resources agenda to identify and train our own re-


50t

placements. A formal management development program focusing on succession planning and growth is now in place. This involves reviewing each manager to create a profile of interests, career objectives and goals. By assessing the future capabilities of KCI Konecranes' human assets and setting a time frame for career development, we can now identify the education and experience each employee needs to reach their maximum potential within the organisation.

### Systems technology for added value

Our systems software known as the "Omniman II" is the second strategic tool used by KCI Konecranes to implement global best practices. KCI Konecranes customers worldwide will have the opportunity to benefit from a refined analysis of a global database of overhead cranes while evaluating their own equipment. Omniman II also offers the customer a multitude of new e-business services and capabilities. We forecast a total rollout of Omniman II by August 2002 in North America and by the end of 2002 in the UK, with Central European and Nordic countries next in line.

### Realignment of industrial cranes

From 2001, maintenance service branch offices in U.S. and Canada function also as sales outlets for Standard Lifting Equipment products. This allows KCI Konecranes to take advantage of solid customer relationships developed in the service sector to grow sales for other business lines. Industrial cranes under 20 tons, industrial products such as chain and wire rope hoists, below the hook devices and replacement parts will be actively represented by Maintenance Services. After the Americas, this realignment will be introduced in all other Regions as well.

In reporting, all Standard Lifting Equipment sales will be reported under one business area, as before.

This ushers in a new era in which the service business area has an expanded role as the marketing arm for the entire company's products, helping KCI Konecranes maximise profitability while delivering fully integrated, optimum solutions to the customer.

### Realignment of harbour crane services

At the end of the year 2000 a special business unit focusing on harbours was founded. It soon adopted its own identity under the trade name KCI Koneports.

This unit brings together all group knowledge and market position gained through the acquisitions of the service businesses of Noell Service und Maschinentechnik GmbH in Germany (now Noell Konecranes) and Caillard in France.

The formation of KCI Koneports is based on honouring the difference in approach needed for industrial customers, the traditional focus for our Maintenance Services operations and harbours. In spite of utilising largely the same technological base and componentry, harbour operators and advisors have few links to the manufacturing industries. Instead, harbour operators, for natural reasons, are internationally connected into a worldwide logistics web.

KCI Koneports, our global maintenance network serving the port industry became operative in 2001. KCI Koneports services all makes and brands of port, harbour and shipyard cranes. We provide new technology solutions for old problems. Many ports in the US and Europe are now our customers.



Results in the year 2001 support our perception. Not only were we in the position of securing a large number of service jobs involving more than one harbour, we also managed to establish ourselves as the service provider in a number of harbours in Europe and the U.S. This market entry would not have been possible without the maintenance services infrastructure and technical skills available to us through our presence as a service provider in industry.

### Market trends

One element of our changing world is a trend by major corporations to streamline purchasing, reduce their total number of suppliers and establish stronger vendor relationships. KCI Konecranes' position as the world's largest supplier of overhead crane service and technology is an advantage in this environment. We have developed valuable agreements with companies such as Exxon-Mobil, the North American Steel Alliance, Reliant Energy and Ford Motor Company that improve communication, maximise available discounts, and allow both parties to expedite the process and personnel required for doing business.

Adding even more value, Maintenance Services has created a tier of industry specialists with superior expertise in critical industry segments, including power, steel, automotive, petrochemical, logistics, pulp and paper. In-depth knowledge of the customer's processes, not just their cranes, gives customers even more access to lifting solutions that can improve both productivity and profits.

### Performance

Maintenance Services sales was EUR 365.2 million (2000: EUR 342.0 million), up 6.8% year-on-year. Operating Income amounted to EUR 24.1 million (2000: EUR 21.3 million), up 13.1% from the previous year. The margin improved from the 6.2% of sales in 2000 to 6.6%. Order intake was EUR 307.2 million (2000: EUR 300.9 million), up 2.1% from the previous year.

The growth was clearly slower than in the year before. This was a consequence of our actions to focus service and maintenance activities on more demanding cranes and crane applications and by the increased hesitance among customers immediately after September 11. Also no acquisitions were made during the fiscal year.

The new harbour crane maintenance business unit, KCI Koneports that was formed in 2000 by combining the existing harbour crane maintenance activities with the acquired Noell Konecranes and Caillard port activities, developed very positively both in terms of sales and operating income. The harbour and shipyard crane maintenance sales amounted to approx. EUR 60 million.

The value of the maintenance agreement base grew with approx. 6% and the value of the maintenance agreements base per unit grew with approx. 7%.

### Future prospects

It appears that the market will be somewhat dampened in 2002, particularly in view of the events of September 11. The recession of 2002 will probably be less of a gift to the maintenance services business than the previous deeper recession. However, the same recessionary environment encourages repair and refurbishment of existing equipment rather than replacement, so we can look forward to improved repair opportunities and strong sales for spare parts.


Order intake
MEUR
400
350
300
250
200
150
100
50
0
207
228
234
301
307
97
98
99
00
01


Sales
MEUR
400
350
300
250
200
150
100
50
0
233
260
275
342
365
97
98
99
00
01


Operating income
MEUR
25
20
15
10
5
0
18.1
20.8
19.4
21.3
24.1
97
98
99
00
01

# KCI Konecranes mission is to become the world leader in electric wire rope hoists and industrial cranes with modern technology and the fastest growing global supplier of workstation cranes and chain hoists.

- Gaining market share
- Strong profit and productivity improvements through new product
- Launch of the new wire rope hoist line according to plan – now two thirds of incoming orders are for new line products
- Emerging markets – emerging opportunities

| Key figures | 2001 | 2000 | Change |
|---|---|---|---|
| Sales, MEUR | 244.9 | 253.4 | -3.4% |
| Operating income, MEUR | 29.2 | 22.5 | 29.8% |
| Operating margin, % | 11.9% | 8.9% | 34.3% |
| Order intake, MEUR | 229.2 | 256.9 | -10.8% |
| Personnel | 1,109 | 1,178 | -5.9% |
| Sales per capita, MEUR | 0.221 | 0.215 | 2.7% |

**Part of Group sales**


29%

To achieve the leadership role, KCI Konecranes has pioneered a number of technical, organisational and market oriented innovations to this industry.

### Technology drivers

The biggest event during the year 2001 was the full launch of the new range of standard hoists up to 20 tons of lifting capacity. The new product has superior performance, gives closest approaches to walls and best space under the hook. As an "industry first", it includes stepless inverter controls as a standard feature. For safety, the new hoist offers higher duty-classes throughout the range compared to competitors' same lifting capacity products. The most important innovation is the safety feature in the form of a substantial decrease in wire rope wear, which has been brought about by introducing a large rope drum configuration.

The new hoist has quickly gained the benchmark position in the industry. During the year 2002, we will introduce the rest of the range for capacities up to 100 tons of lifting. Already, two thirds of incoming hoist orders were orders for the new line.

The Group has a long tradition of combining top technical performance with an attractive appearance. Our previous hoist versions won design awards both in Finland and Germany. When the new hoist was created we employed an expert team from the University of Art and Design, Helsinki, to join our own team. We managed to combine good technical performance with an attractive appearance and good finish, which certainly has contributed to our success.

### Organisational firsts

KCI Konecranes has pioneered the platform thinking in the crane industry. First developed within the automotive industry,

**Jörg Heymeier**
Managing Director
Fertigungstechnik Weißenfels
GmbH, Weißenfels, Germany

*"We use KCI Konecranes' equipment to handle the machinery parts that we manufacture in our workshop. KCI Konecranes equipment fulfils our most important criteria of being able to move loads slowly with extreme precision. When choosing our crane supplier, one of the decisive factors was which company could present the best price-performance ratio. In our case KCI Konecranes was the winner. The CXT cranes we purchased have a true vertical lift design, which gives us precision handling with no lost time, and stepless speed control as a standard feature. All of these factors added up to good value for us. Working on the project, our people enjoyed great camaraderie and a smooth relationship with Konecranes' technically capable, highly educated staff."*


KCI KONECRANES

the platform technology refers to a joint set of components, technologies and design principles that are shared between a large number of products. Often, joint platforms include shared productions lines. The scale benefits of the platform thinking are obvious.

From the year 2001 all Group wire rope hoist lines, the Konecranes line, the SWF line, the Verlinde line and the R&M line share the same product platform.

A joint platform does not mean identical products. Through the versatility of the platform, each line has been given all the specific features their unique customer base would expect. All lines have their separate unique marketing channels.

Production of the new hoist line is centralised to Finland for the European market and the U.S. for the Americas. During the year 2001, we started construction work on our new hoist plant near Shanghai, China. When completed in mid 2002, Shanghai will supply the expanding Chinese market and later also markets outside China.

For chain hoists we follow a similar platform strategy as for wire rope hoists. All production of chain hoists and workstation cranes is centralised to France.

### Market innovations

KCI Konecranes' maintenance services network is a unique Group asset. Now at over 250 locations worldwide that network gives the Group a unique access to markets. Starting in the U.S. and Canadian markets, the maintenance network also serves as outlets for the Standard Lifting Equipment products. This development, which has already contributed to market share gains, will gradually spread to all KCI Konecranes countries within a few years.

Functioning as a standard lifting outlet would not be possible without considerable investment into backup facilities and procedures. New modularised crane designs and easy-to-use IT-web solutions are being developed. The first location to implement a full set of new crane technology and support systems will be Germany, where the new crane centre, now under construction, will open in mid 2002.

For our independent brands, their new dealership development programs are gaining pace. SWF in Germany sees good growth opportunities in the expanding EU, Verlinde in France targets the French speaking world and R&M taps into the large U.S. and Canadian market, beyond which the Central and South American markets offer expansion opportunities for the future.

### Market

In 2001 the market for Standard Lifting Equipment was clearly in recession, all over the world. The US, market having been in decline already for some years, shrunk even faster from the second quarter on. Europe, with the all-important German market was soon to follow. Asian markets have not recovered from the 1997 crisis, and, except for China, remain on a low level. During recent years, market share gains have fuelled our growth in spite of slow markets. Now, even with continued and accelerating market share gains, market decline caused a slight

Brandt Industries Inc. manufactures underground construction equipment. In 2001, Brandt Industries ordered two CXT single girder cranes equipped with CXT wire rope hoists for its plant in Ontario, Canada. Variable speed control is a standard feature in the CXT hoists and essential in the loading and offloading process for equipment that varies in weight and size.


Brandt
INDUSTRIES LTD.
Ditch Witch

drop in our output. In China internal growth has created a good market for cranes. Our cautious but early market entry is now paying dividends.

Against this fairly dull picture our achievements in 2001 were very satisfactory. Our sales decreased with 3.4% in spite of 10 – 30% drops in most of our important markets.

## Performance

Sales in 2001 amounted to EUR 244.9 million (2000: EUR 253.4 million), a 3.4% decrease from the previous year. The Operating Income in 2001 increased to EUR 29.2 million (2000: EUR 22.5 million), up by 29.8% from the previous year. The Operating income margin increased from 8.9% in 2000 to 11.9%.

Sales stayed at the level of the year 2000 when corrected for the discontinued out-of-date products at the hoist factory in USA.

The considerable improvement in profitability is mainly due to the new hoist platform and other efficiency improvements. The net decrease in personnel in the Standard Lifting Equipment Business Area was 69 persons or 5.9%. The Business Area also profited from a favourable dollar-euro exchange rate.

Orders received were EUR 229.2 million (2000: EUR 256.9 million), down 10.8% from the previous year. Corrected for discontinued products the decline was approximately 5.5%.

The launch of the new wire rope hoist line progressed according to plan. Today, two thirds of the orders are for the new product line and also in monetary terms the new products account for approximately half of the total value of hoist orders. The Operating Income was burdened by extra development, production and market launching costs. The costs amounted to EUR 1.4 million (2000 EUR 1.7 million).

## Future prospects

The market outlook for 2002 remains recessionary. Some analysts forecast investment spending bottoming in midyear and a return to growth to occur in the second half of the year.

For KCI Konecranes, there are a number of elements supporting a better development. The new product range attracts widespread attention, also among competitors' dealers. We believe that we can increase our market shares further.

In 2002, the remaining models of the new hoist line will be introduced. This supports a continuing positive momentum for our line. It will also support production efficiencies when the production structure for the old line is dismantled.

Our activities in China are very encouraging. We have already obtained full operational licenses in China, and our production plant in Shanghai is nearing completion.

During recent years, our name has gained considerably increased attention amongst our customer industries. More than before, we are invited to forming "most preferred supplier" relationships with large clients.


Order intake
MEUR
300
250
200
150
100
50
0
194
204
215
257
229
97
98
99
00
01


Sales
MEUR
300
250
200
150
100
50
0
191
206
219
253
245
97
98
99
00
01


Operating income
MEUR
30
25
20
15
10
5
0
19.8
21.2
21.5
22.5
29.2
97
98
99
00
01

# KCI Konecranes mission is to cement its position as the recognised leader in heavy-duty cranes for the process industry, to become the leader in harbours and shipyards throughout the world, and to use its position for further growth.

- Strong order flow and order book - new products with more performance and reliability
- Market launch of a new high performance ship-to-shore container crane, the BoxHunter®
- New technology successful
- Productivity boost

| Key figures | 2001 | 2000 | Change |
|---|---|---|---|
| Sales, MEUR | 227.3 | 189.6 | 19.9% |
| Operating income, MEUR | 17.1 | 13.8 | 23.9% |
| Operating margin, % | 7.5% | 7.3% | 3.4% |
| Order intake, MEUR | 209.6 | 284.4 | -26.3% |
| Personnel | 705 | 673 | 4.8 % |
| Sales per capita, MEUR | 0.322 | 0.282 | 14.4% |

**Part of Group sales**


27%

KCI Konecranes has already achieved a position as the leading and also largest process crane company in the world. However, due to the fragmented nature of this business, our world market share is still well below 20%.

In harbour cranes we are the specialist player. Our designs feature high reliability and high performance. They therefore command a higher price tag compared to the majority of our competitors' products. The markets for our harbour cranes are the mid-size harbours with a limited number of cranes, which therefore need to feature speed and reliability.

Both segments, process and harbour cranes, have excellent growth opportunities. To achieve our growth target we have chosen a number of strategies, both in production and marketing, but also in R&D.

## Scale production

The Special Cranes business area focuses on a joint group technical platform of heavy lifting technology, components, and control products, including software. We have brought together the production and procurement of these competencies to centralised locations, thus realising benefits in scale.

In contrast to other crane builders we do not collect key components from different manufacturers; instead, we design and manufacture integrated solutions. Being the biggest producer in the world, our production scale enables us to reach a significant cost advantage.

## Global markets, local markets

We market our products through two distinct channels: For harbours and shipyards with direct global access, and for industry through our network of crane companies.

**Gunnar S. Jensen**
Chief of Technical Department
The Port of Aarhus
Denmark

*"In our port operations we give highest value to crane reliability. KCI Konecranes won the contract to supply ship-to-shore container cranes for our completely new Container Terminal East. After comparing all of the offers in terms of price and quality, we chose KCI Konecranes because their offer gave us the best overall value. We had purchased equipment from them in the past, and there has been a very good co-operation between KCI Konecranes' technical staff and our engineers. We had confidence that we could rely on their expertise and technology to benefit our operation. We also use KCI Konecranes equipment service to supply spare parts."*



We have developed a web of integrated crane companies, all with geographical responsibility, to cater for a maximum of closeness to our customers and, naturally, creating a versatile production base for those parts of the cranes, which do not travel easily. Also here, shared and distributed technology adds to international operational scale.

Demanding customer groups for our special cranes include the paper industry, steel mills and steel processing as well as harbours and shipyards and many others. Special cranes refer to overhead and gantry cranes that lift and handle loads in the customers' production processes. Special cranes therefore form an essential link in our customers' production processes; any malfunction in these cranes would rapidly disable the customer's entire production line. In harbours, any crane malfunction causes major disturbances in the harbours' customer's logistic chain. Consequential losses from lost production or demurrage can easily add up to hundreds of thousands of euros within a few hours of production halt.

It is therefore obvious that good maintenance availability is pivotal in special cranes marketing. Our crane company network operates in close co-operation with our maintenance operations as a total solutions provider, everywhere in the world. Increasingly, Special Cranes' orders originate from maintenance contacts.

### New technology in process cranes

Our low headroom SM-winch range illustrates the success of our innovative R&D; this range consists of six basic frame sizes covering loads of up to 400 tons. These are constructed from precisely machined parts that ensure reliability and dependability under heavy use. In 2001, KCI Konecranes designed a new winch for projects needing more lifting capacity or lifting height than the existing range increasing the capacity from 400 t to 500 t. The new winch (model SM 12) constitutes the heaviest standard winch available on the market. The new SM 12 meets all European standards as well as CMAA (Crane Manufacturing Association of America) requirements.

### New technology in harbour cranes

Our container handling technology is another good example of innovative design. Based on modular software technology it ensures outstanding handling precision and reliability.

In 2001 our harbour and shipyard crane engineering group added the final leg to our ambitious R&D program, with the introduction of the BoxHunter®, the all-new ship-to-shore container crane. The line now includes the AGD grab-type bulk unloader, the Konecranes-Munckloader on-board crane, the 16-wheel RTG crane and the BoxHunter® STS (ship-to-shore) crane. All designs capitalise on our modern computer controls giving maximum handling speed and unique reliability. These designs are also "industry firsts" in being mechanically designed from scratch to incorporate modern control technology, rather than being old designs that have been rejuvenated to carry computers. Our market success, with an order backlog stretching into the year 2004, verifies our technical lead and market positioning.

1. In 2001 KCI Konecranes delivered a wide span Ship-to-shore container crane to the container terminal of the Bristol Port Company in U.K.

2. In Caruachi, Venezuela, erection of a 790 t power plant crane started at C.V.G Electrificación del Caroní (EDELCA), one of the largest Hydro Power Stations in South America.



## Important developments

During 2001 two important developments occurred.

In harbour cranes our new maintenance network, the KCI Koneports, became operative. This development is described under Maintenance Services in this report. For harbour crane sales, the existence of this dedicated network is naturally vital. Already in 2001, the maintenance network was instrumental in securing orders for new cranes in France and in the U.S.

In process cranes the most important development was that in Germany. Our two Special crane companies, Kulicke Konecranes in Berlin and Noell Konecranes in Langenhagen now have clearly defined roles: process cranes in Berlin and harbour and shipyard cranes in Langenhagen.

## Market

The world investment climate deteriorated steadily during the year 2001, even before the events of September 11. Many important customer groups, perhaps most notably the automotive industry, had a difficult year, and deferred investments. Lower car sales affect large supply industries, such as steel mills and component producers.

However, in spite of an overall dull picture, there are a number of industries where investment spending continues and increases. Good examples are the power generating industries, and other related industries, such as the waste handling (waste-to-energy) industry. In other cases, slower business triggers investments for increasing productivity, investments that receive little attention in times when maximising day-to-day output is the overall target. The defence-related industries have also been investing.

In this climate, KCI Konecranes benefits from its core strategy. Through technically advanced products we have secured an order backlog for harbour cranes stretching partly into 2004. Through our 34-country-wide presence we have been able to compensate slow markets with increases elsewhere and through our multi-industry approach we have been able to compensate for automotive slowdown with new orders in waste-to-energy, in paper and in power generation.

## Performance

Special Cranes sales increased to EUR 227.3 million (2000: EUR 189.6 million), up 19.9% from the previous year. Operating income was EUR 17.1 million (2000: EUR 13.8 million), up 23.9% from the previous year. The operating margin grew to 7.5% from 7.3% in the previous year.

Orders received were EUR 209.6 million (2000: EUR 284.4 million), down 26.3% from the previous year. Orders received in 2000 included one large order with total value of approx. EUR 75 million. That order apart, our "normal" order flow in 2001 was at the same good level as in 2000.

The growth in sales and profit is mainly attributable to new products with higher performance and reliability as well as better margins.

In the summer of 2001 the Group launched a new high performance ship-to-shore container crane, the BoxHunter®. Soon after market introduction three significant orders for six cranes were recorded.

## Future prospects

New products and totally new control technology, the latest being the BoxHunter design for ship-to-shore container handling, together with a good level of orders in the backlog allow a favourable development for the year 2002.

In 2001 the Group saw rapid growth in Special Cranes sales. In 2002 the growth will continue, but at a more moderate level.


Order intake
MEUR
300
250
200
150
100
50
0
167
158
139
284
210
97
98
99
00
01


Sales
MEUR
250
200
150
100
50
0
139
185
158
190
227
97
98
99
00
01


Operating income
MEUR
25
20
15
10
5
0
13.4
16.4
12.4
13.8
17.1
97
98
99
00
01

### Business development

Group sales and operating income developed favourably in 2001. The increase in sales was 7.6% and in net income 51.2%. Growth was recorded in all geographical areas with the exception of the Americas. The Operating Income grew by 39.5%. The Operating Income developed positively in all Business Areas both in absolute terms and in margin to sales. Financing costs halved. Group earnings per share improved by 51.2% to EUR 2.40 per share. Cash flow from operations was EUR 43 million or EUR 2.93 per share.

### Sales

Group sales were EUR 756.3 million, which is EUR 53.3 million higher than 2000 sales. The growth was 7.6%. Sales growth was strongest in the Asia-Pacific region and Nordic and Eastern Europe while sales in the Americas decreased slightly. Most of the growth was organic as there were only minor acquisitions in 2001.

### Order intake and order backlog

Order intake was EUR 679.1 million, with a decline of 11.2% compared to EUR 764.4 million for the previous year. Excluding discontinued products the decrease was approx. 9.5%.

The value of the order backlog (excluding the value of the maintenance agreement base) at the end of 2001 stood at EUR 279.7 million which is 9.4% less than it was at the end of 2000.

Special Cranes new orders decreased with 26.3%. During the previous year, in Q3/00 the Group received one big Special Crane order worth EUR 75 million. Save for this one time big order, the orders flow in 2001 matched that of 2000. The backlog for Special Cranes decreased by approx. 10% but now represents a more comfortable level when considering the need for reasonable delivery times.

Orders for Standard Lifting Equipment decreased with 5.5% for continuing operations. Orders dropped significantly in Q4/01, as September 11 caused a total orders standstill, particularly in the Americas but also elsewhere for several weeks. At the end of the year, and especially in January 2002, the orders flow recovered. For Standard Lifting Equipment the order backlog decreased by approx. one third from the level of the previous year mainly due to the North American market.

In Maintenance Services the Group saw an increase in the order backlog in spite of a total standstill after September 11. The average monetary value per unit in the maintenance agreement base increased considerably.

### Profitability

The Operating Income was EUR 55.3 million or 39.5% more than in 2000 (EUR 39.6 million). The Operating Income margin was 7.3%, which is up from the margin of 5.6% in 2000. Operating Income before goodwill amortisations (EBITA) was EUR 59.4 million or 7.9% on sales (2000: 6.2%) and the Operating Income before all depreciations and amortisations (EBITDA) was EUR 71.3 million or 9.4% on sales (2000: 7.9%).

The Operating Income includes under "Other Operating Income" capital gains from the sale of Vacon Oyj shares (approx. EUR 9.9 million). The level of other operating income decreased to EUR 12.2 million from EUR 14.0 million in 2000.

The Group also recorded one-off costs for restructuring measures aiming at further efficiency improvements. Certain actions were completed during the fiscal year and decisions were taken on some further improvements in all Business Areas. The most significant actions relate to the Group's new equipment activities in Europe and North America.

The profit from the sale of the above mentioned shares is reported in "Other operating income" and most of the costs and charges for restructuring are included in "Other operating expenses" in the Consolidated Statement of Income. In the Business Area review the net effect of these two impacts is reported under "Group costs".

The Income before taxes was EUR 52.4 million, which is 54.1% better than previous year's pre-tax profits of EUR 34.0 million. The corresponding profit margin was 6.9% compared to 4.8% in 2000.

Income taxes were EUR 17.1 million corresponding to a 32.7% effective tax rate (2000: 31.4%). The increase in the tax rate is a consequence of higher taxable income and the tax treatment of certain one-off charges.

Net income or after tax profit was EUR 35.3 million and 4.7% on sales. Net Income growth was EUR 11.9 million from the previous year equalling a 51.2% improvement. Earnings per share increased accordingly from 1.59 euro to 2.40 euro.

Return on capital employed reached 24.3% in 2001, up from 19.4% in 2000. Return on equity was 22.0% (2000: 16.4%). Improving returns on capital are a direct consequence of improved profitability and more efficient use of capital.

### Balance sheet and financing

Cash flow from operations was EUR 43.0 million (2000: EUR -4.2 million). Free cash flow amounted to EUR 40.0 million (2000: 23.2 million) and EUR 3.0 million was released from the net working capital (2000: increase by EUR 27.4 million).

Disposals of fixed assets exceeded capital expenditures by EUR 1.1 million, thereby cash flow before financial items reached EUR 44.1 million (2000: EUR 27.3 million negative). EUR 10.4 million was used for dividends, and interest-bearing debts were reduced by EUR 28.4 million.

Group's net interest bearing borrowing went down to EUR 50.1 million, from EUR 85.3 million in 2000. This meant a reduction of EUR 35.2 million in net interest bearing debts. Gearing went down from 57.7% in 2000 to 28.9% in 2001.

The Group renewed its USD 100 million revolving credit facility for back-up purposes by a new similar type of facility for EUR 100 million. At the end of 2001 approx. EUR 15.0 million was in use. In 2000 the Group launched a serial bond with a maximum compound value of EUR 100 million. EUR 25.0 million worth of bonds were issued and sold in 2000. During 2001 there were no new issues or other changes relating to this bond instrument.

### Currencies

Currency exchange rates had only a very small effect on Group sales, net income and orders received development. The average consolidation rates of some of the most important currencies developed as follows (euro/currency):

| | 2001 | 2000 | Change % |
|---|---|---|---|
| USD | 0.89599 | 0.92321 | 3.04 |
| CAD | 1.3867 | 1.3699 | -1.21 |
| GBP | 0.62193 | 0.60926 | -2.04 |
| SEK | 9.2558 | 8.4443 | -8.77 |
| SGD | 1.604 | 1.5916 | -0.77 |
| AUD | 1.7324 | 1.5886 | -8.30 |

The Group continued its currency policy of hedging. All transactions in foreign currencies are subject to approximately one year hedging ahead or, alternatively, risks are covered by other instruments.

### Investments

Group investments into tangible assets were EUR 10.0 million (2000: EUR 10.1 million). Most of the investments were targeted on machinery and information technology and were mainly replacement investments aiming at improved efficiency.

Investments into intangible assets were EUR 1.3 million and were mainly related to improving the management of product information.

The investment level corresponded approximately to the level of depreciations of related assets.

### R&D

Total direct R&D costs were EUR 7.7 million (2000: EUR 6.9 million). This represents one per cent of sales, but in relation to the sales of corresponding components and other key technologies this equals to approximately 5%. R&D costs are mainly related to the development of hoists, electrical and electronical components and container handling technology. The launching of the high tech BoxHunter® container crane was started during the summer and already lead to three major orders.

### Human resources development

The Group continued its training and development efforts. The KCI Konecranes Academy, with its focus on middle management and experts continued as planned. The year 2001 was the fifth year of operation for the Academy. The educational and developmental executive level program, together with IMD, was also continued as planned. The biggest training effort, however, focused on increasing expertise and versatility of the personnel in sales, maintenance and manufacturing. An important part of these efforts was for the introduction training on new products and technologies as part of the market introduction in Standard Lifting Equipment.

### Personnel

At the end of 2001 the KCI Konecranes Group had 4,401 employees. The net reduction in personnel was 62 from the end of the previous year.

### Risk policies and litigation

The Group continuously reviews its insurance policies as part of its total risk management. Insurances are used to provide sufficient cover to all risks that are financially or otherwise insurable.

The Group discontinued the Omniman, the computer based enterprise resource planning systems development project in 2000 because of the severe problems and uncertainties relating to the project. As the negotiations with the vendor, Baan Company N.V. (now owned by Invensys Plc) did not lead to an acceptable conclusion, the dispute was taken to arbitration proceedings. The arbitration process will take place in Stockholm.

The Consolidated Balance Sheet includes a receivable (approx. EUR 14.5 million) relating to licence, development and implementation fees and costs for the project. The Group expects the arbitration award to be given during year 2002.

At year-end the Group did not have any other pending legal processes or business claims with material effect.

## Group structure

The two units acquired just before the end of 2000: Caillard in France, specialising in harbour crane maintenance and TEPA-Mestarit Oy (remaining 50% of total shares), the plant maintenance services company in Finland, were taken over at the beginning of the year. Caillard is now fully operative and both companies' positive results exceeded expectations. No other new business or company acquisitions of significance were completed during the fiscal year.

In USA, a business specialising in crane electric drives and their modernisations with annual sales of approx. EUR 3 million was acquired in November.

The Group will continue its active acquisition policy.

## Shares and shareholders

KCI Konecranes' share price increased with 5.6% during 2001. During the same period HEX general index decreased by 32.4% and HEX portfolio index by 22.3%. The HEX Metal & Engineering index increased with 9.9%.

The 2001 closing share price was EUR 28.50 (2000: EUR 27.00). The highest share price was EUR 38.46 (2000: EUR 39.90), the average price was EUR 31.72 (2000: EUR 32.67) and the lowest share price was EUR 25.00 (2000: EUR 25.10). Total market capitalisation at year-end was EUR 427.5 million (2000: EUR 405 million), the 34th highest market value of companies listed on Helsinki Exchanges.

The trading volume totalled 8,581,051 shares of KCI Konecranes, which represents 57.2% of the outstanding shares. In monetary terms trading was EUR 272 million, which was the 27th largest trading of companies listed on Helsinki Exchanges.

## The company's own shares

At year-end 2001, KCI Konecranes International Plc held 300,000 of its own shares with a total acquisition cost of EUR 7.5 million. This represents 2.00% of the total amount of shares and voting rights. The Parent Company's ownership of its own shares did not change during the fiscal year.

## Dividend proposal

The Board of Directors proposes to the AGM that a dividend of EUR 0.90 per share will be paid for the fiscal year 2001. The dividend will be paid to persons, who are entered as shareholders in the share register on the record date March 12, 2002. Dividend payment day is March 19, 2002.

## Future prospects

In spite of a good start, 2001 markets soon turned into a recessive mode. It now appears that although the total market picture for 2002 still remains clouded, there is optimism for KCI Konecranes.

A number of positive developments compensate for the effects of a depressed market: The Group is gaining market share, the Group has constantly trimmed its cost base for increased efficiency, and the Group has a thoroughly modern and competitive product range.

In particular: Maintenance Services stable growth continues in spite of low markets. In Standard Lifting Equipment the new product range captures market share. In Special Cranes, new orders flow returned during the second half of the year 2001 and its order backlog now supports a full load for the whole year. New Special Cranes' products are set to boost orders further.

The Group expects operational efficiency improvements to continue in all business areas. On the total, the group expects further improvements in profitability.

# CONSOLIDATED STATEMENT OF INCOME

| | | 1.1.-31.12.2001 (1,000 EUR) | 1.1.-31.12.2000 (1,000 EUR) |
|---|---|---|---|
| Note 1 | Sales | 756,339 | 703,000 |
| Note 2 | Other operating income | 12,211 | 14,017 |
| | Share of result of participating interest undertakings | (253) | (122) |
| Note 3 | Depreciation and reduction in value | (15,983) | (15,980) |
| Note 4 | Other operating expenses | (697,045) | (661,304) |
| | Operating profit | 55,269 | 39,611 |
| Note 5 | Financial income and expenses | (2,837) | (5,581) |
| | Income before taxes | 52,432 | 34,030 |
| Note 6 | Taxes | (17,125) | (10,672) |
| | Net income | 35,307 | 23,358 |

# CONSOLIDATED BALANCE SHEET

| ASSETS | | 31.12.2001 (1,000 EUR) | 31.12.2000 (1,000 EUR) |
|---|---|---|---|
| | Non-current assets | | |
| | INTANGIBLE ASSETS | | |
| Note 7 | Intangible rights | 3,674 | 3,375 |
| Note 8 | Goodwill | 18,871 | 20,407 |
| Note 9 | Group goodwill | 6,631 | 8,755 |
| | Advance payments | 3,744 | 523 |
| | | 32,920 | 33,060 |
| | TANGIBLE ASSETS | | |
| Note 10 | Land | 4,077 | 3,979 |
| Note 11 | Buildings | 21,668 | 23,602 |
| Note 12 | Machinery and equipment | 29,106 | 28,573 |
| | Advance payments and construction in progress | 1,799 | 2,315 |
| | | 56,650 | 58,469 |
| | INVESTMENTS | | |
| Note 13 | Participating interests | 1,248 | 1,520 |
| Note 14 | Other shares and similar rights of ownership | 682 | 5,005 |
| Note 15 | Own shares | 7,487 | 7,487 |
| | | 9,417 | 14,012 |
| | Current assets | | |
| | INVENTORIES | | |
| | Raw materials and semi-manufactured goods | 39,674 | 42,038 |
| | Work in progress | 48,091 | 47,150 |
| | Advance payments | 3,040 | 3,787 |
| | | 90,805 | 92,975 |
| | LONG-TERM RECEIVABLES | | |
| | Loans receivable | 626 | 0 |
| | Other receivables | 305 | 620 |
| Note 17 | Deferred assets | 144 | 185 |
| | | 1,075 | 805 |
| Note 16 | SHORT-TERM RECEIVABLES | | |
| | Accounts receivable | 138,529 | 152,173 |
| | Amounts owed by participating interest undertakings | 2,558 | 2,534 |
| | Loans receivable | 92 | 62 |
| | Other receivables | 21,630 | 21,191 |
| Note 22 | Deferred tax asset | 4,860 | 4,291 |
| Note 17 | Deferred assets | 80,595 | 59,208 |
| | | 248,264 | 239,459 |
| | CASH IN HAND AND AT BANKS | 16,773 | 11,178 |
| | Total current assets | 356,917 | 344,417 |
| | TOTAL ASSETS | 455,904 | 449,958 |

| SHAREHOLDERS' EQUITY AND LIABILITIES | | 31.12.2001 (1,000 EUR) | 31.12.2000 (1,000 EUR) |
|---|---|---|---|
| Note 18 | Equity | | |
| | Share capital | 30,000 | 30,000 |
| | Share premium account | 20,456 | 20,456 |
| | Reserve for own shares | 7,487 | 7,487 |
| | Equity share of untaxed reserves | 3,297 | 3,925 |
| | Translation difference | (3,585) | (3,836) |
| | Retained earnings | 87,238 | 73,915 |
| | Net income for the period | 35,307 | 23,358 |
| | | 180,200 | 155,305 |
| | Minority share | 79 | 76 |
| Note 19 | Provisions | 12,909 | 15,482 |
| | Liabilities | | |
| Note 20 | LONG-TERM DEBT | | |
| Note 20 | Bonds | 25,000 | 25,000 |
| | Loans from credit institutions | 25,016 | 10,381 |
| | Pension loans | 2,485 | 2,983 |
| Note 21 | Bonds with warrants | 50 | 50 |
| | Other long-term liabilities | 640 | 2,670 |
| Note 22 | Deferred tax liability | 2,830 | 2,289 |
| | | 56,021 | 43,373 |
| Note 23 | CURRENT LIABILITIES | | |
| | Loans from credit institutions | 431 | 42,988 |
| | Pension loans | 497 | 497 |
| | Advance payments received | 31,420 | 29,722 |
| | Accounts payable | 58,438 | 55,303 |
| | Amounts owed to participating interest undertakings | 53 | 51 |
| | Other short-term liabilities | 29,930 | 27,600 |
| | Accruals | 85,926 | 79,561 |
| | | 206,695 | 235,722 |
| | Total liabilities | 262,716 | 279,095 |
| | TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES | 455,904 | 449,958 |

# CONSOLIDATED CASHFLOW

| | 1.1.-31.12.2001 (1,000 EUR) | 1.1.-31.12.2000 (1,000 EUR) |
|---|---|---|
| Operating income 1) | 45,400 | 28,032 |
| Depreciation | 15,983 | 15,980 |
| Financial income and expenses | (4,670) | (8,234) |
| Taxes | (16,747) | (12,625) |
| Free cashflow | 39,966 | 23,153 |
| | | |
| Increase (-), decrease (+) in current assets | (5,174) | (56,493) |
| Increase (-), decrease (+) in inventories | 3,672 | (12,424) |
| Increase (+), decrease (-) in current liabilities | 4,583 | 41,556 |
| **Cashflow from operations** | **43,047** | **(4,208)** |
| | | |
| Capital expenditure and advance payments to tangible assets | (9,280) | (11,172) |
| Capital expenditure and advance payments to intangible and financial assets | (4,564) | (5,064) |
| Fixed assets of acquired companies | (765) | (22,745) |
| Disposals of fixed assets | 15,703 | 15,889 |
| **Investments total** | **1,094** | **(23,092)** |
| | | |
| **Cashflow before financing** | **44,141** | **(27,300)** |
| | | |
| Change in long-term debt, increase (+), decrease (-) | 12,107 | (9,254) |
| Change in short-term interest-bearing debt, increase (+), decrease (-) | (40,484) | 48,452 |
| Dividend paid | (10,437) | (10,437) |
| **External financing** | **(38,814)** | **28,761** |
| | | |
| Correction items 2) | 268 | (265) |
| | | |
| **Net financing** | **5,595** | **1,196** |
| | | |
| Cash in hand and at banks at 1.1. | 11,178 | 9,982 |
| Cash in hand and at banks at 31.12. | 16,773 | 11,178 |
| | | |
| **Change in cash** | **5,595** | **1,196** |

1) Operating income after depreciation has been corrected by the result of participating interest undertakings and the profit / loss of disposal of assets.

2) Translation difference in cash in hand and at banks.

## PRINCIPLES OF CONSOLIDATION

### Scope of consolidation

The consolidated accounts include the parent company and those companies in which the parent company held directly or indirectly more than 50% of the voting power at the end of the year.

Investments in associated companies have been accounted for in the consolidated financial statements under the equity method. An associated company is a company in which the parent company holds, directly or indirectly, 20-50% of the voting power and has, directly or indirectly, a participating interest of at least 20%.

### Consolidation method

Intracorporate transactions and internal margins in inventories have been eliminated in the consolidated financial statements.

Intracorporate shareholdings have been eliminated by deducting the amount of each subsidiary's equity at the time of acquisition from the acquisition cost of its shares. The difference between the acquisition cost and the subsidiary's equity at the time of acquisition has been shown as goodwill.

The KCI Konecranes Group's share of the profit or loss of an associated company is shown in the Consolidated Statement of Income as a separate item. Depreciation of goodwill originating from acquisition of shares of associated companies is included in the share of the result of associated companies. The KCI Konecranes Group's share of the shareholders' equity of the associated companies at the date of acquisition, adjusted by changes in the associated companies' equity after the date of acquisition, is shown in the Balance Sheet under "participating interests". Any loss in an associated company, which exceeds the value of the shares, is primarily deducted from loans receivable from that company and any remaining loss is shown as a provision.

In certain countries, tax legislation allows allocations to be made to untaxed reserves. These allocations are not subject to taxation on condition that the corresponding deductions have also been made in the accounts. In the consolidated financial statements, the yearly allocations - reserves as well as the difference between the depreciation according to plan and depreciation accepted by tax laws - have been added to net income, excluding the change in the calculative deferred tax liability. The deferred tax liability is determined from the accumulation of untaxed reserves. The accumulation of untaxed reserves, excluding the calculative deferred tax liability, is included in the shareholders' equity in the Consolidated Balance Sheet. The deferred tax liabilities and deferred tax assets of Group companies caused by timing differences between income and corresponding taxable revenue as well as between expenses and corresponding tax deductible expenditure are shown in the Balance Sheet and Statement of Income as a separate item in taxes on prudent basis.

Taxes shown in the Consolidated Statement of Income include income taxes to be paid on the basis of local tax legislations as well as the effect of the yearly change in the deferred tax liability and deferred tax assets, determined by using the current tax rate.

### Conversion of foreign subsidiary financial statements

The Balance Sheets of foreign subsidiaries have been converted into euros at the rates current on the last day of the year and the Statements of Income at the average rates of the financial year. Translation differences resulting from converting the shareholders' equity of foreign subsidiaries have been included in equity.

## FOREIGN CURRENCY ITEMS AND EXCHANGE RATE DIFFERENCES

Receivables and liabilities in foreign currencies have been valued at the rates current on the last day of the year. Receivables and liabilities covered by forward exchange contracts have been valued at contract rates. Realised exchange rate differences, as well as exchange rate gains or losses resulting from the valuation of receivables and liabilities, have been included in the Statement of Income. The exchange rate differences resulting from forward contracts, which are designated as hedges on equity in foreign subsidiaries have been matched against the translation difference booked into equity.

## REVENUE RECOGNITION

Revenue from goods sold and services rendered is recognised at completion of the delivery. In Konecranes VLC Corporation's long-term projects the percentage of completion method is used.

## RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged as expenses during the year in which they are incurred.

## PENSION SETTLEMENTS AND COSTS

Pensions are generally handled for KCI Konecranes companies by outside pension insurance companies or by similar arrangements. Any other pension liabilities are directly charged in the annual accounts.

## VALUATION OF INVENTORIES

Raw materials and supplies are valued at standard price based on purchase costs or, if lower, at replacement value. This approximates the fifo principle. Semi-manufactured goods have been valued at variable production costs. Work in progress of uncompleted orders includes direct labour and material costs, as well as a proportion of overhead costs related to production and installation.

## VALUATION AND DEPRECIATION OF INTANGIBLE AND TANGIBLE ASSETS

Intangible and tangible assets are stated at cost. In Group certain land and buildings can include immaterial amounts as revaluation.
A predetermined plan is used in carrying out depreciation of fixed assets. Depreciation is based on the estimated useful economic life of various assets as follows:

| | |
|---|---|
| - Buildings | 5-40 years |
| - Machinery and equipment | 4-10 years |
| - Goodwill | 5-20 years |
| - Other intangible assets | 4-10 years |

No depreciation is made for land. Goodwill on consolidation of Konecranes T&H GmbH, Kulicke Konecranes GmbH and Drivecon, Inc. is amortized over 10 years and the goodwill in Noell Konecranes GmbH over 20 years, which corresponds to the estimated time of influence of the acquisition. Other goodwill is amortized over 5 years.

## OWN SHARES

The company's own shares are entered at cost under investments. For calculation of key figures, own shares are eliminated from shareholders' equity and number of shares.

## PROVISIONS

Future expenses related to this or previous financial years to which group companies have committed themselves and which will produce no future income are charged against income as a provision for liabilities and charges. The same principle is applied for those future losses, if any, which seem certain to be realised.

## STATEMENT OF CASH FLOW

Changes in financial position are presented as cash flows classified by operating, investing and financing activities. The effect of changes in exchange rates has been eliminated by converting the opening balance at the rates current on the last day of the year, except cash and bank deposits which are valued according to the rates as per 31.12.2000 and 31.12.1999.

All figures are in millions of Euros.

STATEMENT OF INCOME

| 1. Sales | 2001 | 2000 |
|---|---|---|
| Sales by market-area | | |
| Finland | 77.2 | 58.8 |
| Rest of Nordic countries | 50.2 | 54.0 |
| Rest of EU | 213.6 | 200.9 |
| Rest of Europe | 56.0 | 43.9 |
| Americas | 277.4 | 284.4 |
| Asia and Australia | 54.6 | 46.2 |
| Middle East | 23.0 | 12.3 |
| Others | 4.4 | 2.6 |
| Total | 756.3 | 703.0 |

Percentage of completion method (see accounting principles)

| | | |
|---|---|---|
| The booked revenues of non-delivered projects | 61.3 | 42.9 |
| The booked revenues of non-delivered projects during the period | 57.5 | 40.2 |
| The amount of long-term projects in the order book | | |
| - percentage of completion method used | 136.0 | 126.7 |
| - completed contract method used | 143.7 | 182.1 |

| 2. Other operating income | 2001 | 2000 |
|---|---|---|
| Profit of disposal of fixed assets | 0.5 | 1.7 |
| Profit from the sale of shares in Vacon Oyj | 9.9 | 10.8 |
| Other | 1.8 | 1.5 |
| Total | 12.2 | 14.0 |

| 3. Depreciation | 2001 | 2000 |
|---|---|---|
| Intangible rights | 1.1 | 0.8 |
| Goodwill | 2.3 | 2.2 |
| Group Goodwill | 1.8 | 1.9 |
| Buildings | 2.0 | 1.9 |
| Machinery and equipment | 8.8 | 9.2 |
| Total | 16.0 | 16.0 |

| 4. Costs, expenses and personnel | 2001 | 2000 |
|---|---|---|
| Change in product inventory | 0.4 | (6.1) |
| Production for own use | (0.3) | (0.2) |
| Material and supplies | 248.9 | 246.6 |
| Subcontracting | 106.3 | 89.0 |
| Wages and salaries | 174.0 | 163.7 |
| Pension costs | 13.7 | 12.0 |
| Other personnel expenses | 35.4 | 37.5 |
| Other operating expenses | 118.7 | 118.7 |
| Total | 697.0 | 661.3 |

*Includes 6.9 MEUR one-time restructuring costs and charges in 2001 (8.8 MEUR in 2000).*

Wages and salaries in accordance with the Statement of Income:

| | | |
|---|---|---|
| Presidents | 5.3 | 5.0 |
| Members of the Board | 0.1 | 0.1 |
| Other wages and salaries | 168.6 | 158.6 |
| Total | 174.0 | 163.7 |

| | | |
|---|---|---|
| The average number of personnel | 4,434 | 4,244 |
| Personnel 31 December, | 4,401 | 4,463 |
| of which in Finland | 1,547 | 1,503 |

The retirement age of the CEO has been agreed to be 60 years.

| 5. Financial income and expenses | 2001 | 2000 |
|---|---|---|
| Dividend income | 0.3 | 0.2 |
| Interest income from current assets | 2.7 | 2.2 |
| Other financial income | 0.7 | 0.7 |
| Interest expenses | (6.1) | (8.3) |
| Other financial expenses | (0.5) | (0.4) |
| Total | (2.8) | (5.6) |

Acquisition costs of intangible assets include MEUR 0,3 arrangement fees for the new 100 MEUR stand-by credit. These costs are written off according to the plan to other financial expenses in 5 years. (These costs were 9 TEUR in 2001.)

| 6. Taxes | 2001 | 2000 |
|---|---|---|
| Local income taxes of group companies | 18.5 | 13.3 |
| Taxes from previous years | (1.4) | (0.1) |
| Avoir Fiscal | (0.3) | (0.6) |
| Change in deferred tax liability arising from consolidation | (0.4) | (0.4) |
| Change in deferred tax assets arising from timing differences | 0.8 | (1.6) |
| Total | 17.1 | 10.7 |

BALANCE SHEET

| 7. Intangible rights | 2001 | 2000 |
|---|---|---|
| Acquisition costs as of 1 January | 7.5 | 6.1 |
| Increase | 1.4 | 1.4 |
| Decrease | (0.0) | (0.0) |
| Acquisition costs as of 31 December | 8.9 | 7.5 |
| Accumulated depreciation 1 January | (4.1) | (3.3) |
| Accumulated depreciation relating to disposals | 0.0 | 0.0 |
| Depreciation for financial year | (1.1) | (0.8) |
| Total as of 31 December | 3.7 | 3.4 |

| 8. Goodwill | 2001 | 2000 |
|---|---|---|
| Acquisition costs as of 1 January | 24.8 | 5.8 |
| Increase | 0.7 | 18.9 |
| Decrease | (0.0) | (0.0) |
| Acquisition costs as of 31 December | 25.5 | 24.7 |
| Accumulated depreciation 1 January | (4.3) | (2.1) |
| Accumulated depreciation relating to disposals | 0.0 | 0.0 |
| Depreciation for financial year | (2.3) | (2.2) |
| Total as of 31 December | 18.9 | 20.4 |

| 9. Group goodwill | 2001 | 2000 |
|---|---|---|
| Acquisition costs as of 1 January | 14.7 | 14.4 |
| Increase | 0.0 | 0.9 |
| Decrease | (0.3) | (0.5) |
| Acquisition costs as of 31 December | 14.4 | 14.7 |
| Accumulated depreciation 1 January | (6.0) | (4.1) |
| Accumulated depreciation relating to disposals | 0.0 | 0.0 |
| Depreciation for financial year | (1.8) | (1.9) |
| Total as of 31 December | 6.6 | 8.8 |

Acquisition costs included in Group goodwill, originating from accelerated depreciation and untaxed reserves, was MEUR 2.3 on December 31 (MEUR 2.6 in 2000). This part of Group goodwill will decrease as the companies reverse their depreciation difference and untaxed reserves.

| 10. Land | 2001 | 2000 |
|---|---|---|
| Acquisition costs as of 1 January | 4.1 | 3.9 |
| Increase | 0.0 | 0.0 |
| Decrease | (0.0) | (0.0) |
| Total as of 31 December | 4.1 | 3.9 |

| 11. Buildings | 2001 | 2000 |
|---|---|---|
| Acquisition costs as of 1 January | 41.7 | 38.5 |
| Increase | 0.4 | 1.1 |
| Decrease | (1.7) | (0.0) |
| Acquisition costs as of 31 December | 40.4 | 39.6 |
| Accumulated depreciation 1 January | (17.6) | (14.1) |
| Accumulated depreciation relating to disposals | 0.9 | 0.0 |
| Depreciation for financial year | (2.0) | (1.9) |
| Total as of 31 December | 21.7 | 23.6 |

| 12. Machinery and equipment | 2001 | 2000 |
|---|---|---|
| Acquisition costs as of 1 January | 86.5 | 72.7 |
| Increase | 9.6 | 9.0 |
| Decrease | (2.2) | (2.5) |
| Acquisition costs as of 31 December | 93.9 | 79.3 |
| Accumulated depreciation 1 January | (57.7) | (43.2) |
| Accumulated depreciation relating to disposals | 1.7 | 1.6 |
| Depreciation for financial year | (8.8) | (9.1) |
| Total as of 31 December | 29.1 | 28.6 |

The balance value of machinery and production equipment approximates the balance value of machinery and equipment.

| 13. Participating interests | 2001 | 2000 |
|---|---|---|
| Acquisition costs as of 1 January | 1.5 | 2.0 |
| Change in the share | | |
| in participating interest undertaking | (0.3) | (0.1) |
| Increase | 0.0 | 0.0 |
| Decrease | (0.0) | (0.4) |
| Total as of 31 December | 1.2 | 1.5 |

The asset value of the shares in participating interest undertaking consists of the Group's proportion of the shareholders' equity of the participating interest undertaking at the acquisition date, adjusted by any variation in the shareholders' equity of the participating interest undertaking after the acquisition. The balance value 31.12. of goodwill originating from acquisition of associated companies was 0.8 MEUR (1.1 MEUR 2000).

| 14. Other shares and similar rights of ownership | 2001 | 2000 |
|---|---|---|
| Acquisition costs as of 1 January | 5.0 | 2.8 |
| Increase | 0.0 | 4.0 |
| Decrease | (4.3) | (1.8) |
| Total as of 31 December | 0.7 | 5.0 |

| 15. Own shares | 2001 | 2000 |
|---|---|---|
| Acquisition costs as of 1 January | 7.5 | 7.5 |
| Increase | 0.0 | 0.0 |
| Total as of 31 December | 7.5 | 7.5 |

In accordance with the decision of the Annual General Meeting, the company bought back between 14 October and 25 November, 1999 300,000 of its own shares at an average price of EUR 24.96 per share. At December 2001, the company held 300,000 shares with a total nominal value of EUR 600,000 and a total purchase price of MEUR 7.5 which is 2% of total amount of shares and votes.

| 16. Short-term receivables | 2001 | 2000 |
|---|---|---|
| Amounts owed by participation interest undertakings: | | |
| Accounts receivable | 2.6 | 2.1 |
| Bills receivable | 0.0 | 0.4 |
| Total | 2.6 | 2.5 |

The items, which have been netted, due to the percentage of completion method

| | | |
|---|---|---|
| Receivable arising from percentage of completion method | 33.8 | 37.4 |
| Advances received | 33.8 | 37.4 |

| 17. Deferred assets | 2001 | 2000 |
|---|---|---|
| Income taxes | 1.4 | 2.1 |
| Interest | 0.1 | 0.0 |
| Receivable arising from percentage of completion method | 27.5 | 5.6 |
| Periodising of foreign exchange derivatives | 30.2 | 40.1 |
| Other | 21.7 | 11.6 |
| Total | 80.7 | 59.4 |

| 18. Shareholders' equity | 2001 | 2000 |
|---|---|---|
| Share capital as of 1 January | 30.0 | 30.0 |
| Change | 0.0 | 0.0 |
| Share capital as of 31 December | 30.0 | 30.0 |
| | | |
| Share premium account 1 January | 20.5 | 20.5 |
| Change | 0.0 | 0.0 |
| Share premium account as of 31 December | 20.5 | 20.5 |
| | | |
| Reserve for own shares as of 1 January | 7.5 | 7.5 |
| Change | 0.0 | 0.0 |
| Reserve for own shares as of 31 December | 7.5 | 7.5 |
| | | |
| Equity share of untaxed reserves (opening balance) | 3.9 | 4.1 |
| Equity share of untaxed reserves as of 1 January | (0.4) | 0.1 |
| Change of equity share of untaxed reserves | (0.2) | (0.3) |
| Total as of 31 December | 3.3 | 3.9 |
| | | |
| Translation difference as of 1 January | (3.8) | (2.9) |
| Change | 0.2 | (0.9) |
| Translation difference as of 31 December | (3.6) | (3.8) |
| | | |
| Retained earnings as of 1 January | 97.2 | 84.5 |
| Equity share of untaxed reserves as of 1 January | 0.4 | (0.1) |
| Transfer to reserve for own shares | 0.0 | 0.0 |
| Dividend paid | (10.4) | (10.4) |
| Retained earnings as of 31 December | 87.2 | 73.9 |
| | | |
| Net income for the period | 35.3 | 23.4 |
| | | |
| Shareholders' equity as of 31 December | 180.2 | 155.3 |

| Distributable equity 31 December | 2001 | 2000 |
|---|---|---|
| Retained earnings as of 31 December | 87.2 | 73.9 |
| Net income for the period | 35.3 | 23.4 |
| Translation difference | (3.6) | (3.8) |
| Formation expenses | (0.1) | (0.1) |
| Equity share of untaxed reserves as of 1 January | (0.3) | 0.4 |
| Total | 118.6 | 93.7 |

| 19. Provisions | 2001 | 2000 |
|---|---|---|
| Provision for guarantees | 5.3 | 5.0 |
| Provision for claims | 0.7 | 0.8 |
| Provision for restructuring | 2.1 | 5.5 |
| Provision for pension commitments | 3.3 | 3.1 |
| Other provisions | 1.4 | 1.1 |
| Total | 12.9 | 15.5 |

| 20. Long-term debt | 2001 | 2000 |
|---|---|---|
| Pension loans consist of loans from insurance companies against pension insurance payments to them. | | |
| | | |
| Long-term debt which fall due after five years: | | |
| Pension loans | 1.1 | 1.2 |
| Bonds: | | |
| 2000 / 2005 6.25 % | 25.0 | 25.0 |

**21. Warrants and bonds with warrants**

The Annual General Meeting 4th March 1997 of KCI Konecranes International Plc resolved to issue bonds with warrants of EUR 50,456.38 to the management of the KCI Konecranes Group. The term of the bond is six years and the bond does not yield interest. Each bond with a nominal value of EUR 16.82 shall have 100 warrants attached. Each warrant entitles the holders to subscribe for one KCI Konecranes International Plc's share with a nominal value of EUR 2 at a subscription price of EUR 26.07. The annual period of subscription shall be 2 January through 30 November. Shares can be subscribed for starting on or after 1 April 2003 but no later than 31 October 2008.

The Annual General Meeting 11th March 1999 resolved to issue 3,000 warrants to the management of the KCI Konecranes Group entitling the warrant holders to subscribe for a maximum of 300,000 shares in KCI Konecranes International Plc. Each warrant gives its holder the right to subscribe to one hundred shares each with a nominal value of EUR 2 at a subscription price of EUR 33. The annual period of subscription shall be January 2 through November 30. With A-series warrants shares can be subscribed to starting on April 1, 2002 and ending on March 31, 2005 and with B-series warrants starting on April 1, 2005 and ending on March 31, 2008.

The Annual General Meeting 8th March 2001 resolved to issue 3,000 warrants to the management of the KCI Konecranes Group entitling the warrant holders to subscribe for a maximum of 300,000 shares in KCI Konecranes International Plc. Each warrant gives its holder the right to subscribe to one hundred shares each with a nominal value of EUR 2 at a subscription price of EUR 34. The annual period of subscription shall be January 2 through November 30. With A-series warrants shares can be subscribed to starting on April 1, 2004 and ending on March 31, 2007 and with B-series warrants starting on April 1, 2007 and ending on March 31, 2010.

### 22. Deferred tax assets and liabilities

| | 2001 | 2000 |
|---|---|---|
| Deferred tax assets are based on | | |
| Consolidation | 1.6 | 1.1 |
| Timing difference | 3.3 | 3.2 |
| Total | 4.9 | 4.3 |
| | | |
| Deferred tax liabilities are based on | | |
| Timing difference | 1.2 | 0.7 |
| Untaxed reserves | 1.6 | 1.6 |
| Total | 2.8 | 2.3 |

### 23. Current liabilities

| | 2001 | 2000 |
|---|---|---|
| Accruals: | | |
| Income taxes | 8.7 | 7.4 |
| Wages, salaries and personnel expenses | 25.8 | 24.4 |
| Pension costs | 3.6 | 2.7 |
| Interest | 7.5 | 0.8 |
| Other items | 40.3 | 44.4 |
| Total | 85.9 | 79.6 |
| | | |
| Amounts owed to participating interest undertakings: | | |
| Accounts payable | 0.1 | 0.1 |
| | | |
| Other current liabilities: | | |
| Bank overdrafts | 11.2 | 12.1 |
| Other current interest bearing liabilities | 2.3 | 0.0 |
| Bills payable (non-interest bearing) | 2.8 | 3.6 |
| Value added tax | 6.5 | 4.8 |
| Other short-term liabilities | 7.1 | 7.1 |
| Total | 29.9 | 27.6 |

### 24. Contingent liabilities and pledged assets

| | 2001 | 2000 |
|---|---|---|
| CONTINGENT LIABILITIES | | |
| For own debts | | |
| Mortgages on land and buildings | 5.9 | 10.0 |
| | | |
| For own commercial obligations | | |
| Pledged assets | 0.8 | 0.6 |
| Guarantees | 143.7 | 125.1 |
| | | |
| For associated company's debts | | |
| Guarantees | 0.7 | 0.7 |
| | | |
| For others | | |
| Guarantees | 0.2 | 0.2 |

| OTHER CONTINGENT AND FINANCIAL LIABILITIES | | |
|---|---|---|
| Leasing liabilities | | |
| Next year | 8.6 | 9.1 |
| Later on | 9.4 | 7.8 |
| Other | 2.2 | 0.5 |

Leasing contracts follow the normal practices in corresponding countries.

| TOTAL BY CATEGORY | | |
|---|---|---|
| Mortgages on land and buildings | 5.9 | 10.0 |
| Pledged assets | 0.8 | 0.6 |
| Guarantees | 144.6 | 126.1 |
| Other liabilities | 20.3 | 17.3 |
| Total | 171.6 | 154.0 |

| DEBTS WHICH HAVE MORTGAGES ON LAND AND BUILDINGS | | |
|---|---|---|
| Pension loan | 3.0 | 3.5 |
| Given mortgages | 5.9 | 5.9 |
| | | |
| Other debts | 0.0 | 0.0 |
| Given mortgages | 0.0 | 4.1 |
| Total mortgages | 5.9 | 10.0 |

### 25. Notional amounts of derivative financial instruments

| | 2001 | 2000 |
|---|---|---|
| Foreign exchange forward contracts | 582.7 | 486.2 |
| Interest rate swaps | 25.0 | 25.0 |
| Total | 607.7 | 511.2 |

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged orderbook and equity represent approximately one half of the total notional amounts.

# PARENT COMPANY STATEMENT OF INCOME

| | | 1.1.-31.12.2001 (1,000 EUR) | 1.1.-31.12.2000 (1,000 EUR) |
|---|---|---|---|
| Note 1 | Sales | 13,435 | 11,961 |
| | Other operating income | 30 | 57 |
| Note 2 | Depreciation and reduction in value | (1,032) | (841) |
| Note 3 | Other operating expenses | (9,908) | (10,054) |
| | Operating profit | 2,525 | 1,123 |
| Note 4 | Financial income and expenses | 1,236 | 637 |
| | Income before extraordinary items | 3,760 | 1,759 |
| Note 5 | Extraordinary items | 46,127 | 33,783 |
| | Income before appropriations and taxes | 49,888 | 35,543 |
| Note 6 | Decrease (+) in depreciation difference | 0 | 56 |
| Note 7 | Income taxes | (14,588) | (10,601) |
| | Net income | 35,300 | 24,998 |

# PARENT COMPANY BALANCE SHEET

| ASSETS | | 31.12.2001 (1,000 EUR) | 31.12.2000 (1,000 EUR) |
|---|---|---|---|
| | Non-current assets | | |
| | INTANGIBLE ASSETS | | |
| Note 8 | Intangible rights | 1,145 | 1,567 |
| | Advance payments | 0 | 12 |
| | | 1,145 | 1,579 |
| | TANGIBLE ASSETS | | |
| Note 9 | Buildings | 21 | 30 |
| Note 10 | Machinery and equipment | 1,110 | 577 |
| | | 1,131 | 607 |
| | INVESTMENTS | | |
| Note 11 | Investments in Group companies | 50,449 | 50,449 |
| Note 11 | Other shares and similar rights of ownership | 326 | 326 |
| Note 12 | Own shares | 7,487 | 7,487 |
| | | 58,262 | 58,262 |
| | Current assets | | |
| | LONG-TERM RECEIVABLES | | |
| | Loans receivable from Group companies | 56,279 | 39,995 |
| | | 56,279 | 39,995 |
| | SHORT-TERM RECEIVABLES | | |
| | Accounts receivable | 2 | 18 |
| | Amounts owed by Group companies | | |
| | Accounts receivable | 2,790 | 2,492 |
| Note 13 | Deferred assets | 46,406 | 34,480 |
| | Other receivables | 0 | 1 |
| | Other receivables | 11,408 | 12,419 |
| Note 13 | Deferred assets | 744 | 196 |
| | | 61,350 | 49,605 |
| | Total current assets | 117,629 | 89,600 |
| | TOTAL ASSETS | 178,167 | 150,049 |

| SHAREHOLDERS' EQUITY AND LIABILITIES | | 31.12.2001 (1,000 EUR) | 31.12.2000 (1,000 EUR) |
|---|---|---|---|
| Note 14 | Equity | | |
| | Share capital | 30,000 | 30,000 |
| | Share premium account | 20,456 | 20,456 |
| | Reserve for own shares | 7,487 | 7,487 |
| | Retained earnings | 48,715 | 34,154 |
| | Net income for the period | 35,300 | 24,998 |
| | | 141,957 | 117,095 |
| | Liabilities | | |
| Note 15 | LONG-TERM DEBT | | |
| Note 15 | Bonds | 25,000 | 25,000 |
| | Pension loan | 300 | 360 |
| | *Other long-term debt* | 51 | 51 |
| | | 25,351 | 25,411 |
| | CURRENT LIABILITIES | | |
| | Pension loan | 60 | 60 |
| | Accounts payable | 994 | 687 |
| | Liabilities owed to group companies | | |
| | Accounts payable | 57 | 11 |
| Note 16 | Accruals | 0 | 624 |
| | Other short-term liabilities | 2,027 | 278 |
| | Other short-term liabilities | 115 | 127 |
| Note 16 | Accruals | 7,606 | 5,757 |
| | | 10,859 | 7,544 |
| | Total liabilities | 36,210 | 32,954 |
| | TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES | 178,167 | 150,049 |

# PARENT COMPANY CASHFLOW

| | 1.1.-31.12.2001 (1,000 EUR) | 1.1.-31.12.2000 (1,000 EUR) |
|---|---|---|
| Operating income after depreciation 1) | 2,499 | 1,071 |
| Depreciation | 1,032 | 841 |
| Financial income and expenses | 1,236 | 637 |
| Extraordinary income | 46,128 | 33,783 |
| Taxes | (14,588) | (10,601) |
| **Free cashflow** | **36,307** | **25,731** |
| | | |
| Change in current assets, increase (-), decrease (+) | (28,029) | (38,626) |
| Change in current liabilities, increase (+), decrease (-) | 3,315 | (1,386) |
| **Cashflow from operations** | **11,593** | **(14,281)** |
| | | |
| Capital expenditure to tangible assets | (1,040) | (148) |
| Capital expenditure and advance payments to intangible assets | (94) | (215) |
| Disposals of fixed assets | 38 | 141 |
| **Investments total** | **(1,096)** | **(222)** |
| | | |
| **Cashflow before financing** | **10,497** | **(14,503)** |
| | | |
| Increase (+), decrease (-) of long-term debt | (60) | 24,940 |
| Dividend paid | (10,437) | (10,437) |
| **External financing** | **(10,497)** | **14,503** |
| | | |
| **Net financing** | **0** | **0** |
| | | |
| Cash in hand and at banks at 1.1. | 0 | 0 |
| Cash in hand and at banks at 31.12. | 0 | 0 |
| | | |
| **Change in cash** | **0** | **0** |

1) Operating income after depreciation has been corrected by the profit / loss of disposals of fixed assets.

## STATEMENT OF INCOME

### 1. Sales

In the parent company the sales to subsidiaries totalled MEUR 13.4 (MEUR 12.0 in 2000) corresponding to a share of 100% (100% in 2000) of net sales.

| 2. Depreciation | 2001 | 2000 |
|---|---|---|
| Intangible rights | 0.5 | 0.5 |
| Machinery and equipment | 0.5 | 0.3 |
| Total | 1.0 | 0.8 |

| 3. Costs, expenses and personnel | 2001 | 2000 |
|---|---|---|
| Costs and expenses in the Statement of Income were as follows: | | |
| Wages and salaries | 3.0 | 2.6 |
| Pension costs | 0.6 | 0.5 |
| Other personnel expenses | 0.5 | 0.4 |
| Other operating expenses | 5.8 | 6.5 |
| Total | 9.9 | 10.1 |
| Wages and salaries in accordance with the Statement of Income: | | |
| Remuneration to Board | 0.1 | 0.1 |
| Other wages and salaries | 2.9 | 2.5 |
| Total | 3.0 | 2.6 |
| The average number of personnel | 51 | 50 |

| 4. Financial income and expenses | 2001 | 2000 |
|---|---|---|
| Financial income from long-term investments: | | |
| Dividend income from group companies | 0.0 | 0.1 |
| Avoir Fiscal | 0.0 | 0.1 |
| Dividend income total | 0.0 | 0.2 |
| Interest income from long-term receivables: | | |
| From group companies | 2.8 | 0.7 |
| Financial income from long-term investments total | 2.8 | 0.9 |
| Interest expenses and other financing expenses: | | |
| To group companies | (0.0) | (0.0) |
| Other financing expenses | (1.6) | (0.3) |
| Interest and other financial expenses total | (1.6) | (0.3) |
| Financial income and expenses total | 1.2 | 0.6 |

| 5. Extraordinary items | 2001 | 2000 |
|---|---|---|
| Group contributions received from subsidiaries | 46.1 | 34.2 |
| Group contributions paid to subsidiaries | (0.0) | (0.4) |
| Total | 46.1 | 33.8 |

### 6. Increase (-), decrease (+) in depreciation difference

The accelerated depreciation in the parent company is split between asset categories as follows (increase in depreciation is indicated by parentheses)

| | 2001 | 2000 |
|---|---|---|
| Machinery and equipment | 0.0 | 0.1 |

| 7. Taxes | 2001 | 2000 |
|---|---|---|
| Taxes on extraordinary items | 13.4 | 9.8 |
| Taxes on ordinary operations | 1.1 | 0.5 |
| Taxes from previous accounting periods | 0.1 | 0.3 |
| Total | 14.6 | 10.6 |

## BALANCE SHEET

| 8. Intangible rights | 2001 | 2000 |
|---|---|---|
| Acquisition costs as of 1 January | 4.6 | 4.4 |
| Increase | 0.1 | 0.2 |
| Decrease | (0.0) | (0.0) |
| Acquisition costs as of 31 December | 4.7 | 4.6 |
| Accumulated depreciation 1 January | (3.0) | (2.5) |
| Accumulated depreciation relating to disposals | 0.0 | 0.0 |
| Accumulated depreciation | (0.5) | (0.5) |
| Total as of 31 December | 1.1 | 1.6 |

| 9. Buildings | 2001 | 2000 |
|---|---|---|
| Acquisition costs as of 1 January | 0.1 | 0.1 |
| Increase | 0.0 | 0.0 |
| Decrease | (0.0) | (0.0) |
| Acquisition costs as of 31 December | 0.1 | 0.1 |
| Accumulated depreciation 1 January | (0.1) | (0.1) |
| Accumulated depreciation relating to disposals | 0.0 | 0.0 |
| Accumulated depreciation | (0.0) | (0.0) |
| Total as of 31 December | 0.0 | 0.0 |

| 10. Machinery and equipment | 2001 | 2000 |
|---|---|---|
| Acquisition costs as of 1 January | 2.0 | 2.1 |
| Increase | 1.1 | 0.1 |
| Decrease | (0.1) | (0.3) |
| Acquisition costs as of 31 December | 3.0 | 2.0 |
| Accumulated depreciation 1 January | (1.5) | (1.3) |
| Accumulated depreciation relating to disposals | 0.1 | 0.2 |
| Accumulated depreciation | (0.5) | (0.3) |
| Total as of 31 December | 1.1 | 0.6 |

| 11. Other shares and similar rights of ownership | 2001 | 2000 |
|---|---|---|
| Acquisition costs as of 1 January | 50.8 | 50.8 |
| Increase | 0.0 | 0.0 |
| Decrease | (0.0) | (0.0) |
| Total as of 31 December | 50.8 | 50.8 |

Investments in Group companies

| | Domicile | Book value | % of shares |
|---|---|---|---|
| Konecranes Finance Corp. | Hyvinkää | 46.3 | 100% |
| Konecranes VLC Corp. | Hyvinkää | 4.2 | 100% |
| | | 50.5 | |
| Investment in other companies | | | |
| Vierumäen Kuntorinne Oy | | 0.3 | 3.3% |

| 12. Own shares | 2001 | 2000 |
|---|---|---|
| Acquisition costs as of 1 January | 7.5 | 7.5 |
| Increase | 0.0 | 0.0 |
| Total as of 31 December | 7.5 | 7.5 |

In accordance with the decision of the Annual General Meeting, the company bought back between 14 October and 25 November 1999 300,000 of its own shares at an average price of EUR 24.96 per share. At December 2001, the company held 300,000 shares with a total nominal value of EUR 600,000 and a total purchase price of MEUR 7.5 which is 2% of total amount of shares and votes.

| 13. Deferred assets | 2001 | 2000 |
|---|---|---|
| Group contributions | 46.1 | 34.2 |
| Payments which will be realised during the next financial year | 0.7 | 0.1 |
| Pension costs | 0.0 | 0.1 |
| Interest | 0.3 | 0.3 |
| Others | 0.1 | 0.0 |
| Total | 47.2 | 34.7 |

| 14. Shareholders' equity | 2001 | 2000 |
|---|---|---|
| Share capital as of 1 January | 30.0 | 30.0 |
| Change | 0.0 | 0.0 |
| Share capital as of 31 December | 30.0 | 30.0 |
| | | |
| Share premium account 1 January | 20.5 | 20.5 |
| Change | 0.0 | 0.0 |
| Share premium account as of 31 December | 20.5 | 20.5 |
| | | |
| Reserve for own shares as of 1 January | 7.5 | 7.5 |
| Change | 0.0 | 0.0 |
| Reserve for own shares as of 31 December | 7.5 | 7.5 |
| | | |
| Retained earnings as of 1 January | 59.2 | 44.6 |
| Transfer to reserve for own shares | 0.0 | 0.0 |
| Dividend paid | (10.4) | (10.4) |
| Retained earnings as of 31 December | 48.7 | 34.2 |
| | | |
| Net income for the period | 35.3 | 25.0 |
| | | |
| Shareholders' equity as of 31 December | 142.0 | 117.1 |

| Distributable equity 31 December | 2001 | 2000 |
|---|---|---|
| Retained earnings as of 31 December | 48.7 | 34.2 |
| Net income for the period | 35.3 | 25.0 |
| Formation expenses | (0.1) | (0.1) |
| Total | 83.9 | 59.1 |

| 15. Long term debt | | |
|---|---|---|
| Long term debt which falls due after five years: | 2001 | 2000 |
| Pension loans | 0.1 | 0.1 |
| | | |
| Bonds: | 2001 | 2000 |
| 2000 / 2005 6.25% | 25.0 | 25.0 |

| 16. Accruals | 2001 | 2000 |
|---|---|---|
| Income taxes | 6.8 | 5.1 |
| Wages, salaries and personnel expenses | 0.4 | 0.3 |
| Interest | 0.2 | 0.2 |
| Other items | 0.2 | 0.8 |
| Total | 7.6 | 6.4 |

| 17. Contingent liabilities and pledged assets | 2001 | 2000 |
|---|---|---|
| CONTINGENT LIABILITIES | | |
| For obligations of subsidiaries | | |
| Group guarantees | 56.7 | 100.8 |
| | | |
| OTHER CONTINGENT AND FINANCIAL LIABILITIES | | |
| Leasing liabilities | | |
| Next year | 0.1 | 0.0 |
| Later on | 0.2 | 0.1 |

Leasing contracts are valid in principle three years and they have no terms of redemption.

| TOTAL BY CATEGORY | | |
|---|---|---|
| Guarantees | 56.7 | 100.8 |
| Other liabilities | 0.2 | 0.1 |
| Total | 56.9 | 100.9 |

| 18. Notional amounts of derivative financial instruments | 2001 | 2000 |
|---|---|---|
| Foreign exchange forward contracts | 1.3 | 3.1 |

Derivatives are used for currency rate hedging only.

# COMPANY LIST

| Subsidiaries owned by the parent company | | 1,000 EUR Book-value | Parent company's share | Group's share |
|---|---|---|---|---|
| Finland: | Konecranes Finance Corporation | 46,248 | 100 | 100 |
| | Konecranes VLC Corporation | 4,201 | 100 | 100 |

| Subsidiaries owned by the group | | Book-value | Group's share |
|---|---|---|---|
| Australia: | Konecranes Pty Ltd | 173 | 100 |
| Austria: | Konecranes Ges.m.b.H | 217 | 100 |
| Belgium: | S.A. Konecranes N.V. | 0 | 100 |
| Canada: | Konecranes Canada Inc. | 3,049 | 100 |
| | Provincial Cranes Inc. | 36 | 100 |
| Czech Republic: | Konecranes CZ s.r.o. | 54 | 100 |
| China: | Konecranes (Shanghai) Co Ltd | 376 | 100 |
| Denmark: | Konecranes A/S | 73 | 100 |
| Estonia: | Konecranes Oü | 0 | 100 |
| Finland: | Finox Nosturit Oy | 20 | 100 |
| | Konecranes Components Corporation | 6,540 | 100 |
| | Konecranes Nordic Corporation | 2,615 | 100 |
| | KCI Special Cranes Corporation | 80 | 100 |
| | KCI Hoists Corporation | 2,423 | 100 |
| | KCI Motors Corporation | 1,384 | 100 |
| | KCI Tehdaspalvelu Oy | 100 | 100 |
| | Nosturiexpertit Oy | 10 | 100 |
| | Permeco Oy | 113 | 100 |
| | Tepa-Mestarit Oy | 862 | 100 |
| | Notepa Oy | 100 | 100 |
| | Pirkanmaan Tehdaspalvelu Oy | 11 | 100 |
| | Imatran Käämityöliike Oy | 748 | 100 |
| France: | Verlinde S.A. | 2,744 | 99.6 |
| | KCI Holding France S.A. | 4,765 | 100 |
| | Konecranes (France) S.A. | 2,039 | 100 |
| | CGP-Konecranes S.A. | 1,836 | 100 |
| | KONE Ponts Roulants S.A. | 0 | 100 |
| Germany: | Pro Kran Service GmbH | 1,300 | 100 |
| | Konecranes GmbH | 17,750 | 100 |
| | SWF Krantechnik GmbH | 15,500 | 100 |
| | Konecranes T&H GmbH | 7,649 | 100 |
| | Kran- und Stahlbau Ludwig GmbH | 1,239 | 100 |
| | Noell Konecranes GmbH | 6,848 | 100 |
| | Kulicke Konecranes GmbH | 1,804 | 100 |
| | Kulicke Kranservice Schwedt GmbH | 379 | 100 |
| | Kulicke Kranservice Köpenick GmbH | 30 | 100 |
| Hungary: | Konecranes Kft. | 792 | 100 |
| Indonesia: | Pt. Konecranes | 146 | 100 |
| Latvia: | Sia Konecranes Latvija | 2 | 100 |
| Lithuania: | UAB Konecranes | 52 | 100 |
| Luxembourg: | Materials Handling International S.A. | 300 | 100 |
| Malaysia: | Konecranes Sdn. Bhd. | 737 | 100 |

| | | 1,000 EUR Book-value | Group's share |
|---|---|---|---|
| Mexico: | Konecranes Mexico SA de CV | 1,450 | 100 |
| | Gruas Mexico SA de CV | 761 | 100 |
| The Netherlands: | Konecranes Holding BV | 3,851 | 100 |
| | Konecranes BV | 18 | 100 |
| | Verlinde Nederland BV | 106 | 100 |
| Norway: | Konecranes A/S | 908 | 100 |
| Poland: | Konecranes Poland Sp. z o.o. | 96 | 100 |
| | Cranex Konecranes Sp. z o.o. | 81 | 100 |
| Romania: | Konecranes Romania S.r.l. | 49 | 100 |
| | S.C. Prodmoreco S.A. | 49 | 100 |
| Russia: | ZAO Konecranes | 6 | 100 |
| Singapore: | KCI Cranes Holding (Singapore) Pte Ltd | 603 | 100 |
| | Konecranes Pte Ltd | 1,904 | 100 |
| Sweden: | KVRM Holding Sverige AB | 1,682 | 100 |
| | KCI Special Cranes AB | 0 | 100 |
| | Konecranes AB | 1,470 | 100 |
| Thailand: | Konecranes Service Co. Ltd. | 104 | 49 |
| Turkey: | Konecranes Ticaret Ve Servis Limited Sirketi | 53 | 100 |
| Ukraine: | ZAO Konecranes Ukraine | 89 | 100 |
| United Kingdom: | KCI Holding U.K. Ltd. | 6,821 | 100 |
| | Lloyds Konecranes Ltd. | 2,353 | 100 |
| | Konecranes (U.K.) Ltd. | 1,627 | 100 |
| U.S.A. | KCI Holding USA, Inc. | 12,083 | 100 |
| | Konecranes America, Inc. | 5,117 | 100 |
| | Konecranes, Inc. | 329 | 100 |
| | R&M Materials Handling, Inc. | 9,304 | 100 |
| | Drivecon, Inc. | 0 | 100 |

**Associated companies**

| | | | |
|---|---|---|---|
| France: | Levelec S.A. | 11 | 20 |
| | Boutonnier ADT Levage S.A. | 92 | 25 |
| | Monelec S.a.r.l. | 30 | 25 |
| | Manulec S.A. | 122 | 25 |
| | VH Manutention S.a.r.l. | 0 | 25 |
| | Sere Maintenance S.A. | 38 | 25 |
| Italy: | Prim S.p.A. | 1,534 | 25 |
| Total: | | 1,827 | |

**Other shares**

| | | | |
|---|---|---|---|
| Finland: | Levator Oy | 33 | 19 |
| | Vacon Oyj | 46 | 0 |
| | Vierumäen Kuntorinne Oy | 326 | 3.3 |
| France: | Synertech S.A. | 7 | 10 |
| Indonesia: | Pt Technocranes International Ltd. | 12 | 15 |
| Malaysia: | Kone Products & Engineering Sdn. Bhd. | 15 | 10 |
| Venezuela: | Gruas Konecranes, C.A. | 19 | 10 |
| Others: | | 224 | |
| Total: | | 682 | |

| | 2001 (MEUR) | 2000 (MEUR) |
|---|---|---|
| SALES AND OPERATING INCOME | | |
| Maintenance Services | | |
| Sales | 365.2 | 342.0 |
| Operating income | 24.1 | 21.3 |
| Standard Lifting Equipment | | |
| Sales | 244.9 | 253.4 |
| Operating income | 29.2 | 22.5 |
| Special Cranes | | |
| Sales | 227.3 | 189.6 |
| Operating income | 17.1 | 13.8 |
| Internal sales | (81.1) | (82.0) |
| Group sales | 756.3 | 703.0 |
| Operating income before group overheads | 70.4 | 57.6 |
| Group costs | (11.9) | (14.4) |
| Non business area items | (3.2) | (3.6) |
| *Group operating income* | 55.3 | 39.6 |
| PERSONNEL 31 December | | |
| Maintenance Services | 2,481 | 2,501 |
| Standard Lifting Equipment | 1,109 | 1,178 |
| Special Cranes | 705 | 673 |
| Group staff | 106 | 111 |
| Total | 4,401 | 4,463 |

# THE KCI KONECRANES GROUP 1997-2001

| Business development | | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|
| Order intake | MEUR | 679.1 | 764.4 | 538.7 | 542.8 | 526.8 |
| Order book | MEUR | 279.7 | 308.8 | 178.4 | 194.8 | 217.5 |
| Net sales | MEUR | 756.3 | 703.0 | 591.5 | 597.0 | 517.3 |
| of which outside Finland | MEUR | 679.2 | 644.2 | 538.3 | 542.3 | 461.5 |
| Export from Finland | MEUR | 263.5 | 217.8 | 180.7 | 213.0 | 167.9 |
| Personnel on average | | 4,434 | 4,244 | 4,050 | 3,968 | 3,720 |
| Capital expenditure | MEUR | 11.3 | 14.7 | 12.9 | 15.1 | 16.6 |
| as a percentage of net sales | % | 1.5 | 2.1 | 2.2 | 2.5 | 3.2 |
| Research and development costs | MEUR | 7.7 | 6.9 | 7.8 | 7.2 | 7.1 |
| as % of Standard Lifting Equipment 1) | % | 3.1 | 2.7 | 3.6 | 3.5 | 3.7 |
| as % of Group net sales | % | 1.0 | 1.0 | 1.3 | 1.2 | 1.4 |
| **Profitability** | | | | | | |
| Net sales | MEUR | 756.3 | 703.0 | 591.5 | 597.0 | 517.3 |
| Income from operations (before goodwill amortization) | MEUR | 59.4 | 43.7 | 34.8 | 44.5 | 39.8 |
| as percentage of net sales | % | 7.9 | 6.2 | 5.9 | 7.5 | 7.7 |
| Operating income | MEUR | 55.3 | 39.6 | 32.1 | 42.6 | 39.0 |
| as percentage of net sales | % | 7.3 | 5.6 | 5.4 | 7.1 | 7.5 |
| Income before extraordinary items | MEUR | 52.4 | 34.0 | 30.2 | 43.3 | 39.4 |
| as percentage of net sales | % | 6.9 | 4.8 | 5.1 | 7.2 | 7.6 |
| Income before taxes | MEUR | 52.4 | 34.0 | 30.2 | 43.3 | 39.4 |
| as percentage of net sales | % | 6.9 | 4.8 | 5.1 | 7.2 | 7.6 |
| Net income | MEUR | 35.3 | 23.4 | 21.8 | 31.4 | 27.9 |
| as percentage of net sales | % | 4.7 | 3.3 | 3.7 | 5.3 | 5.4 |
| **Key figures and balance sheet** | | | | | | |
| Shareholders' equity | MEUR | 180.2 | 155.3 | 143.7 | 131.2 | 112.6 |
| Balance Sheet | MEUR | 455.9 | 450.0 | 352.3 | 308.3 | 290.7 |
| Return on equity | % | 22.0 | 16.4 | 16.3 | 25.7 | 27.2 |
| Return on capital employed | % | 24.3 | 19.4 | 21.7 | 32.6 | 36.2 |
| Current ratio | | 1.6 | 1.4 | 1.7 | 1.3 | 1.3 |
| Solidity | % | 41.4 | 35.8 | 42.2 | 47.0 | 43.9 |
| Gearing | % | 28.9 | 57.7 | 35.8 | 7.2 | 1.3 |
| **Shares in figures** | | | | | | |
| Earnings per share | EUR | 2.40 | 1.59 | 1.48 | 2.09 | 1.86 |
| Equity per share | EUR | 11.75 | 10.06 | 9.27 | 8.75 | 7.50 |
| Cashflow per share | EUR | 2.93 | (0.29) | (0.33) | 2.36 | 2.21 |
| Dividend per share | EUR | 0.90* | 0.71 | 0.71 | 0.71 | 0.63 |
| Dividend / earnings | % | 37.5 | 44.7 | 48.0 | 34.2 | 33.9 |
| Effective dividend yield | % | 3.2 | 2.6 | 1.9 | 1.8 | 2.1 |
| Price / earnings | | 11.9 | 17.0 | 25.8 | 18.5 | 16.3 |
| Trading low / high | EUR | 25.00/38.46 | 25.10/39.90 | 23.05/38.30 | 26.07/53.48 | 23.88/39.52 |
| Average share price | EUR | 31.72 | 32.67 | 30.24 | 37.50 | 33.00 |
| Year-end market capitalisation | MEUR | 427.5 | 405.0 | 572.7 | 580.2 | 454.1 |
| Number traded | (1,000) | 8,581 | 7,379 | 13,198 | 8,039 | 5,992 |
| Stock turnover | % | 57.2 | 49.2 | 88.0 | 53.6 | 39.9 |

* The Board's proposal to the AGM
1) R&D serves mainly Standard Lifting Equipment

# CALCULATION OF KEY FIGURES

Return on equity:

$$\frac{\text{Income before extraordinary items - taxes}}{\text{Equity - own shares (average during the period)}} \times 100$$

Return on capital employed:

$$\frac{\text{Income before taxes + interest paid + other financing cost}}{\text{Total amount of equity and liabilities - non-interest bearing debts - own shares (average during the period)}} \times 100$$

Current ratio:

$$\frac{\text{Current assets}}{\text{Current liabilities}}$$

Solidity:

$$\frac{\text{Shareholders' equity - own shares}}{\text{Total amount of equity and liabilities - advance payment received - own shares}} \times 100$$

Gearing:

$$\frac{\text{Interest-bearing liabilities - liquid assets - loans receivable}}{\text{Shareholders equity + minority share - own shares}} \times 100$$

Earnings per share:

$$\frac{\text{Net income +/- extraordinary items}}{\text{Number of shares - number of own shares}}$$

Equity per share:

$$\frac{\text{Shareholders' equity in balance sheet - own shares}}{\text{Number of shares - number of own shares}}$$

Cashflow per share:

$$\frac{\text{Cashflow from operations}}{\text{Number of shares - number of own shares}}$$

Effective dividend yield:

$$\frac{\text{Dividend per share}}{\text{Share price at the end of financial year}} \times 100$$

Price per earnings:

$$\frac{\text{Share price at the end of financial year}}{\text{Earnings per share}}$$

Year-end market capitalisation: Number of shares multiplied by the share price at the end of year

Average number of personnel: Calculated as average of number of personnel in quarters

# BOARD OF DIRECTORS' PROPOSAL TO THE ANNUAL GENERAL MEETING

The Group's distributable equity is EUR 118,621,000. The parent company's distributable equity is EUR 83,945,268.17 of which the net income for the year is EUR 35,299,829.64.

The Board of Directors proposes that a dividend of EUR 0.90 be paid on each of the 14,700,000 shares for a total of EUR 13,230,000.00 and that the rest EUR 70,715,268.17 be retained and carried forward.

Helsinki, 13th February 2002

Björn Savén
Chairman of the Board of Directors

Matti Kavetvuo
Member of the Board

Timo Poranen
Member of the Board

Juha Rantanen
Member of the Board

Stig Stendahl
Member of the Board

Stig Gustavson
Member of the Board
President and CEO

# AUDITORS' REPORT

TO THE SHAREHOLDERS OF
KCI KONECRANES INTERNATIONAL PLC

We have audited the accounting, the financial statements and administration of KCI Konecranes International Plc for the financial year 1.1.- 31.12.2001. The financial statements, which have been prepared by the Board of Directors and the Managing Director, include the Annual Report of the Board of Directors and the Income Statement, Balance Sheet and Notes to the Accounts of the group and the parent company. Based on our audit we express an opinion on the financial statements and administration.

The audit has been conducted in accordance with generally accepted auditing standards. In our audit we have examined the bookkeeping and accounting principles, contents and presentation sufficiently enough in order to evaluate that the financial statements are free of material misstatements or deficiencies. In our audit of the administration we have evaluated whether the actions taken by the Board of Directors and the Managing Director have been legitimate according to the Companies' Act.

In our opinion we state, that the financial statements are prepared in accordance with the Accounting Act and other regulations regarding the preparation of financial statements. The financial statements give a true and fair view of the results of the group and the parent company and their financial position in accordance with the Accounting Act. The financial statements, including the consolidated financial statements, can be adopted and the members of the Board of Directors and the Managing Director can be discharged from liability for the financial period audited by us. The Board of Directors' proposal concerning the use of distributable equity is in accordance with the Companies' Act.

Helsinki, February 13th 2002

Deloitte & Touche Oy
Authorized Public Audit firm

Mikael Paul
Authorized Public Accountant

### Share capital and shares

KCI Konecranes International Plc's minimum share capital is EUR 20,000,000 and its maximum authorised share capital is EUR 80,000,000, within which limits the share capital may be increased or decreased without amending the Articles of Association. On December 31, 2001 the share capital fully paid and reported in the trade register was EUR 30 million.

The nominal value of the share is EUR 2.00. The number of shares is 15,000,000. The company has one series of shares. The shares carry one vote per share and all shares carry equal rights to dividends.

### Quotation and trading code

The shares of KCI Konecranes International Plc started trading on the Helsinki Stock Exchange on March 27, 1996. The share trades in euros in HEX Helsinki Exchanges.

| | |
|---|---|
| Trading code | KCI1V |
| Trading lot | 100 shares |

### Shareholder register

The shares of the company belong to the Book Entry Securities System. Shareholders should notify the particular register holding their Book Entry Account about changes in address or account numbers for payment of dividends and other matters related to their holdings in the share.

### Repurchased shares held by the company

At year-end 2001, the parent company held 300,000 of its own shares with a total nominal value of EUR 600,000, which represents 2.00% of the total amount of shares and voting rights. (The shares were bought back in November 1999, at an average price of EUR 24.96 per share.) Shares held by the company carry no right to dividend and voting rights.

### Taxable value in Finland

For Finnish taxation purposes, the company's share was given a value of EUR 19.60 for fiscal 2001.

### Authorisations

Excluding the Share Option programs of 1997, 1999 and 2001 the Board has no unused authorisations to issue shares, convertible bonds or bonds with warrants. The 2001 Annual General Meeting renewed the Board's authorisation to acquire a maximum of five (5) per cent of the company's own shares. The Board will propose to the AGM a renewal of the authorisation.

### Stock Option Plan 1997

The Stock Option Plan 1997 is targeted for middle management. In all 288 managers and experts received bonds with warrants, exercisable on or after 1 April, 2003 at a price of EUR 26.07 (155 FIM). The 1997 program represents a 2% interest in the Company's outstanding shares.

### Stock Option Plan 1999

The Stock Option Plan 1999 is targeted for both middle and top management. Under the program 333 members of Group top and middle management received options to buy a total of 300,000 shares in KCI Konecranes International Plc, at a price of EUR 33 each. The program, representing a 2 percent interest in the Company's outstanding shares, is exercisable in two phases, the first 50% between April 1, 2002 and March 31, 2005 and the balance between April 1, 2005 and March 31, 2008.

### Stock Option Plan 2001

The Stock Option Plan 2001 is granted to key personnel of the KCI Konecranes Group consisting of approximately 100 persons. Altogether, the option rights entitle to subscription of a total of 300,000 shares. The new shares correspond to two (2) per cent of the total number of shares in the Company and two (2) per cent of the total amount of voting rights (including the 300,000 own shares currently in the possession of the Company). The exercise price is 34 each. The option rights are exercisable during two different phases. In phase I, shares can be subscribed for between of April 1, 2004 and March 31, 2007 and in phase II between April 1, 2007 and March 31, 2010.

### Share price performance and turnover

KCI Konecranes' share price increased with 5.6% during year 2001. During the same period HEX general index decreased by 32.4% and HEX portfolio index by 22.3%. The HEX Metal & Engineering index increased with 9.9%.

The 2001 closing share price was EUR 28.50 (2000: EUR 27.00). The highest share price was EUR 38.46 (2000: EUR 39.90), the average price was EUR 31.72 (2000: EUR 32.67) and the lowest share price was EUR 25.00 (2000: EUR 25.10). Total market capitalisation was at year-end EUR 427.5 million (2000: EUR 405 million), the 34th largest market value of companies listed on Helsinki Exchanges.

The trading volume totalled 8,581,051 shares of KCI Konecranes, which represents 57.2% of the outstanding shares. In monetary terms trading was EUR 272 million, which was the 27th largest trading of companies listed on Helsinki Exchanges.

KCI Konecranes' Share Price and Monthly Trading vs. HEX Portfolio Index and Sector index (Relative)


EUR
Number of shares
63
54
45
36
27
18
9
0
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
97
98
99
00
01
Source: Reuters
KCI Konecranes
HEX Portfolio Index
Metal and Engineering

## Major shareholders according to the share register, 31 December 2001

| | Amount of shares | Percentage of shares | Percentage of votes |
|---|---|---|---|
| 1. Orkla AS | 550,000 | 3.67 | 3.67 |
| 2. The Pension Insurance Company Ilmarinen Ltd | 532,800 | 3.55 | 3.55 |
| 3. Stig Gustavson | 420,875 | 2.81 | 2.81 |
| 4. The Local Government Pension Institution | 398,000 | 2.65 | 2.65 |
| 5. Varma-Sampo Mutual Pension Insurance Company | 368,020 | 2.45 | 2.45 |
| 6. KCI Konecranes International Plc | 300,000 | 2.00 | 2.00 |
| 7. Federation of Finnish Metal, Engineering and Electrotechnical Industries FIMET | 191,600 | 1.28 | 1.28 |
| 8. Suomi Insurance Company Ltd | 145,500 | 0.97 | 0.97 |
| 9. The LEL Employment Pension Fund | 123,225 | 0.82 | 0.82 |
| 10. Sampo Life Insurance Company Limited | 100,000 | 0.67 | 0.67 |

## Shares registered in the name of a nominee

| | Amount of shares | Percentage of shares | Percentage of votes |
|---|---|---|---|
| Nordea Bank Finland Plc | 8,703,149 | 58.02 | 58.02 |
| Svenska Handelsbanken AB | 308,808 | 2.06 | 2.06 |
| Skandinaviska Enskilda Banken Ab | 278,829 | 1.86 | 1.86 |
| OKOBANK Osuuspankkien Keskuspankki Oyj | 92,714 | 0.62 | 0.62 |
| Helsinki Book-Entry Central Ltd / Svenska Handelsbanken / Helsinki Branch | 37,400 | 0.25 | 0.25 |
| Sampo Custody Services | 8,705 | 0.06 | 0.06 |
| OY United Bankers Pankkiiriliike Fondkommission AB | 200 | 0.00 | 0.00 |
| Total | 9,429,805 | 62.87 | 62.87 |

## Shares owned by the members of the Board of Directors and CEO

| | |
|---|---|
| Amount of shares | 451,275 |
| Percentage of shares | 3.01% |
| Percentage of votes | 3.01% |

## Share distribution by size of holding

| Shares | Amount of shareholders | Amount of shares | Percentage of shareholders | Percentage of shares |
|---|---|---|---|---|
| 1 – 1,000 | 1,352 | 321,793 | 85.03 | 2.15 |
| 1,001 – 5,000 | 139 | 327,947 | 8.74 | 2.19 |
| 5,001 – 10,000 | 33 | 239,338 | 2.08 | 1.60 |
| 10,001 – 50,000 | 44 | 1,043,859 | 2.77 | 6.96 |
| 50,001 – 300,000 | 15 | 1,785,411 | 0.94 | 11.90 |
| 300,001 – | 7 | 11,281,652 | 0.44 | 75.20 |
| Total | 1,590 | 15,000,000 | 100.00 | 100.00 |

## Share distribution by type of shareholder

| | Percentage of shares | Percentage of votes |
|---|---|---|
| Companies | 2.81 | 2.81 |
| Financial institutions | 7.92 | 7.92 |
| Public institutions | 13.01 | 13.01 |
| Non-profit institutions | 1.81 | 1.81 |
| Individuals | 5.49 | 5.49 |
| Foreign | 66.96 | 66.96 |
| Shares held by KCI Konecranes International Plc | 2.00 | 2.00 |
| Total | 100.00 | 100.00 |

### Management's shareholding

On December 31, 2001 the third largest shareholder registered by name was the Company's President and CEO, Mr Stig Gustavson, who held 420,875 shares representing 2.81% of total outstanding shares.

The Board of Directors, the President and CEO and Group Executives own an aggregate of 509,775 shares through direct or controlled ownership, corresponding to 3.40% of the outstanding shares and voting rights. In addition, they own options entitling them to subscribe for 159,400 shares, representing 1.06% of the company's outstanding shares. Board members (other than Mr Stig Gustavson) do not have options.

### Shareholding outside Finland

Investors outside Finland accounted for 66.96% of the capital at the end of 2001(2000: 66.04%). The percentage of shares registered in the name of a nominee was 62.87% (2000: 61,90%).

### Dividend proposal

The Board of Directors proposes to the AGM that a dividend of EUR 0.90 per share will be paid for the fiscal year 2001. The dividend will be paid to persons, who are entered as shareholders in the share register on the record date March 12, 2002. Dividend payment day is March 19, 2002.

### Investor relations

Every year KCI Konecranes makes a series of roadshows to meet with its main shareholders and to attract new interest to the company among the investor community. KCI Konecranes roadshow itinerary during the year 2001 targeted London, Edinburgh, Frankfurt, Paris, Amsterdam, Stockholm and the U.S. In addition a series of meetings were organised in Helsinki and at Group Headquarters in Hyvinkää, Finland. The Group's investor web site at www.kcigroup.com provides current and in depth information about KCI Konecranes as an investment target.

**Franciska Janzon**
Investor Relations
Tel. +358-20 427 2043
franciska.janzon@kcigroup.com



### Analysts

According to our information the analysts listed below follow KCI Konecranes. Analysts do so on their own initiative. KCI Konecranes takes no responsibility for the opinions expressed by analysts.

**Aktia Securities**, Mr Jan Lundberg
+358-10 247 6410 , jan.lundberg@aktia.fi

**Alfred Berg Finland OY AB**, Mr Robert Sergelius
+44-9-228 321, robert.sergelius@alfredberg.fi

**Cazenove**, Mr Gorm Thomassen
+44-171-214 7663, gorm.thomassen@cazenove.com

**Conventum Securities Limited**, Mr Tuomas Hirvonen
+358-9-2312 3322, tuomas.hirvonen@conventum.fi

**Crédit Agricole Indosuez Cheuvreux**, Mr Jan Kaijala
+46-8-723 5100, jkaijala@indocdv.com

**D. Carnegie Ab**, Mr Raoul Konnos
+358-9-6187 1231, raoul.konnos@carnegie.fi

**Deutsche Bank**, Mr Carl-Henrik Frejborg
+358-9-2525 2551, carl-henrik.frejborg@db.com

**Enskilda Securities**, Mr Johan Lindh
+358-9-6162 8726, johan.lindh@enskilda.se

**Evli Bank Plc**, Mr Pekka Spolander
+358-9-4766 9201, pekka.spolander@evli.com

**Handelsbanken Securities**, Mr Kalle Uljas
+358-10 444 2409, kalle.uljas@handelsbanken.fi

**Lehman Brothers**, Mr Peter Lawrence
+44-207-256 4706, pnlawren@lehman.com

**Mandatum Stockbrokers Ltd**, Ms Eeva Mäkelä
+358-10 236 4851, eeva.makela@mandatum.fi

**Nordea Securities**, Mr Ville Kivelä
+358-9-3694 9435, ville.kivela@nordeasecurities.com

**Opstock Securities**, Mr Jarkko Nikkanen
+358-9-404 4392, jarkko.nikkanen@oko.fi

**Paribas**, Mr Christian Diebitsch
+44-171-595 3467, christian_diebitsch@paribas.com

More useful information to shareholders is available on page 57

# BOARD OF DIRECTORS



From the left: Timo Poranen, Stig Stendahl, Matti Kavetvuo, Björn Savén, Stig Gustavson, Lennart Simonsen, Juha Rantanen

Chairman of the Board
**Björn Savén, b. 1950**
M.Sc. (Econ.), MBA, Dr.Econ. (h.c.)
Chief Executive, Industri Kapital
Chairman of Telefos AB and Dynea Oy
Deputy Chairman of Alfa-Laval
Member of the Boards of Orkla ASA, Deutsch-Schwedische Handelskammer and Finsk-svenska Handelskammaren
Present term closes year 2002
Shareholding 30,100 beneficially via Industri Kapital

**Timo Poranen, b. 1943**
M.Sc. (Eng.)
President, Finnish Forest Industries Federation
Member of the Supervisory Board of
OKOBANK Osuuspankkien Keskuspankki Oyj; Finnish Fair Corporation
Deputy member of the Boards
Varma-Sampo Mutual Pension Insurance Company, Fingrid Oyj
Member of the boards of Helsinki University of Technology,
Finnish Employers Management Development Institute,
The Finnish Section of the International Chamber of Commerce
Member of the Council of the Finnish Swedish Chamber of Commerce
Chairman of the Board of the Finnish Rail Administration
Present term closes year 2003
Shareholding 0

**Juha Rantanen, b. 1952**
*M.Sc. (Econ.), MBA*
President & CEO, Ahlstrom Corporation
Chairman of the board of Forest Industries Federation
Vice Chairman of Confederation of Finnish Industry and Employers
Member of the Boards of Paroc Group Oy Ab, AvestaPolarit Oyj
Member of the Supervisory Board of Varma-Sampo Mutual Pension Insurance Company
Present term closes year 2002
Shareholding 100

**Stig Stendahl, b. 1939**
M.Sc. (Chem. Eng.)
Chairman of the Board of Stiftelsen för Åbo Akademi
Member of the Board of Fiskars Corporation
Present term closes year 2002
Shareholding 200

**Matti Kavetvuo, b. 1944**
M.Sc. (Eng.), M.Sc. (Econ.)
Member of the Boards of Finnlines, Alma Media, Marimekko, J.W.Suominen and member of the Supervisory Board of Finland Post Ltd
Present term closes year 2004
Shareholding 0

**Stig Gustavson, b. 1945**
M.Sc. (Eng), Dr. Tech. (Hon.)
President & CEO, KCI Konecranes International Plc
Chairman of the Board of Oyj Hackman Abp
Vice Chairman of the Boards of Dynea Oy, The Federation of Finnish Metal, Engineering and Electrotechnical Industries (FIMET)
Member of the Boards of Oy Helvar Merca Ab, Enskilda Securities AB,
The Confederation of Finnish Industry and Employers and Arcada Polytechnic
Chairman of the Supervisory Board of Tampere University of Technology and Arcada Polytechnic
Member of the Supervisory Board of
Varma-Sampo Mutual Pension Insurance Company
*Present term closes year 2003*
Shareholding 420,875
Option to acquire 9,000 shares

Secretary of the Board, not member
**Lennart Simonsen, b. 1960**
LL.M. Attorney, Managing Partner,
Roschier Holmberg, Attorneys Ltd.
Shareholding 0

Board Members (excl. Stig Gustavson) do not have options. Shareholdings as per 31 December 2001.

# GROUP MANAGEMENT



**Stig Gustavson, b.1945**
M.Sc. (Eng.), Dr. Tech. (h.c.)
President & CEO,
KCI Konecranes International Plc
Employed 1982
Shares 420,875
Option to acquire
9,000 shares



**Harry Ollila, b. 1950**
M.Sc. (Eng.)
Group Vice President, Group Development, Region Europe,
KCI Konecranes International Plc
Employed 1991
Shares 32,000
Option to acquire 9,000 shares



**Charles E. Vanarsdall, b. 1937**
MBA
Group Vice President,
Region Americas,
KCI Konecranes International Plc
Employed 1983
Shares 3,000
Option to acquire 9,000 shares



**Rainer Aalto, b. 1945**
B.Sc. (Econ.)
Group Vice President,
Region Asia-Pacific,
KCI Konecranes International Plc
Employed 1998
Shares 1,000
Option to acquire
15,400 shares



**Matti Ruotsala, b. 1956**
M.Sc. (Eng.)
Chief Operating Officer, KCI Konecranes International Plc
Employed 1982
Shares -
Option to acquire
15,400 shares



**Tom Sothard, b. 1957**
B.Sc. (Mark.)
President, Maintenance Services
Employed 1983
Shares 500
Option to acquire
15,400 shares



**Bill Maxwell, b. 1949**
B.Sc.
Vice President, Maintenance Services, Western Europe;
Managing Director, Lloyds Konecranes Ltd
Employed 1992
Shares -
Option to acquire
9,000 shares



**Antti Vanhatalo, b. 1945**
M.Sc. (Eng.)
President, Process Cranes;
Managing Director,
Konecranes Components Corp.
Employed 1969
Shares 1,000
Option to acquire
9,000 shares



**Mikko Uhari, b. 1957**
Lic.Sc. (Eng.)
President, Harbour and Shipyard Cranes;
Managing Director,
Konecranes VLC Corp.
Employed 1997
Shares -
Option to acquire 15,400 shares



**Arto Juosila, b. 1955**
M.Sc. (Econ.).
President, Standard Lifting Equipment;
Managing Director, KCI Hoists corp.
Employed 1980
Shares 8,000
Option to acquire 9,000 shares



**Sirpa Poitsalo, b. 1963**
LL.M.
Director, General Counsel
Employed 1988
Shares 100
Option to acquire
15,400 shares



**Teuvo Rintamäki, b. 1955**
M.Sc. (Econ.)
Chief Financial Officer (CFO)
Employed 1981
Shares 11,100
Option to acquire
9,000 shares



**Katri Pietilä, b. 1961**
M.Sc. (Econ.)
Director, Administration and Communications
Employed 1995
Shares -
Option to acquire
10,400 shares

**KCI Konecranes International Plc's governing bodies are the general meeting of shareholders, the Board of Directors and the President (CEO).**

### Board of Directors

The Annual General Meeting confirms the number of members of the Board of Directors, elects the members of the Board and confirms members' compensations. The KCI Konecranes Board of Directors consists of a minimum of six (6) and a maximum of seven (7) members. The mandate of the members of the Board of Directors expires at the closing of the third Annual General Meeting following their election. The mandates of Björn Savén, Juha Rantanen and Stig Stendahl expire at the Annual General Meeting in 2002, the mandates of Timo Poranen and Stig Gustavson at the AGM 2003 and the mandate of Matti Kavetvuo at the AGM 2004. Mr Savén, Mr Rantanen and Mr Stendahl have confirmed that they are available for re-election.

The Board of Directors elects its Chairman. There is no specific division between tasks and responsibilities of the members of the Board and the Chairman. The tasks of the Board members are specified in the Companies Act. The Board members do not have any special tasks in addition to those arising out of law.

The Board elects the Managing Director (President, CEO) of KCI Konecranes. The Board of Directors may nominate a Deputy to the Managing Director and also Assistant Managing Directors. The President may be a member of the Board of Directors but may not be elected Chairman. The President's remuneration and other benefits are approved by the Board, and are specified in a written agreement between KCI Konecranes and the President.

### Remuneration

The remunerations for the Board during 2001 were as follows: the Chairman EUR 30,273.83 (FIM 180,000)/year and members EUR 15,136.91 (FIM 90,000)/year. The President and any other Board member employed by KCI Konecranes do not receive separate compensation for their Board membership.

The main elements of the President's remuneration and other benefits during 2001 were as follows: salary EUR 224,779.50, other benefits valued at EUR 10,573.33. A bonus of EUR 42,546.50 for fiscal year 2000 was paid.

The President may retire at the age of 60 years with a 60% pension. The President's contract may be terminated by either the President or the company with six (6) months' notice. In the event the company terminates the contract, the company shall pay to the President in addition to the salary for the notice period a discharge compensation corresponding to eighteen (18) months' salary and fringe benefits.

The Board of Directors approves the remuneration and basis of other benefits for the members of the Group management team.

### Composition of the Group management team

The KCI Konecranes Group management team consists of the President (CEO), the Chief Operating Officer (COO), the three Group Executive Vice Presidents (Region Executives), the four Business Area Executives and one Vice Business Area Executive, and the three Staff Directors. The full management team meets every other month. The Investor Relations Manager also attends the meetings. In the Regions, the Group Executive Vice presidents chair regional management teams every second month. The president (CEO), the COO and Staff Directors meet every second week for review of Group administrational matters.

In R&D, the R&D Board meet every month under the President's chairmanship. Members include the COO, the Group Technical Director, Business Area Executives and R&D Staff.

### Insider regulations

The Board of Directors has accepted the Guidelines for Insiders given by the Helsinki Exchanges to be followed in KCI Konecranes. Based on these Guidelines the Board has issued Insider Regulations for KCI Konecranes. On the internet, at www.kcigroup.com we maintain an updated list of all persons having an insider position within the Group.

### European Works Council

There is a European Works Council (EWC) in KCI Konecranes. The EWC meets once a year. The EWC is based on an agreement between KCI Konecranes International Plc and its European employees.

The purpose of the EWC is to inform and consult employees about important transnational questions. The role of the EWC is to enhance constructive exchange of opinions on questions concerning the development of KCI Konecranes', industrial, economic, commercial, financial and human resources. The EWC shall address only matters that relate to more than one country.

The EWC representatives and their substitutes are elected by the personnel. The management representatives are appointed by the President of KCI Konecranes. The EWC has a Working Committee consisting of four employees' representatives and two management representatives.

In 2001 a total of 14 personnel representatives from seven countries and four management representatives participated in the EWC Meeting.

# ADDRESSES

For a more comprehensive listing of contacts visit our web site at www.konecranes.com.

**Group Headquarters:**

**KCI Konecranes International Plc**
P.O. Box 661 (Koneenkatu 8)
FIN-05801 Hyvinkää, Finland
Tel. +358-20 427 11
Fax +358-20 427 2099
President & CEO, Stig Gustavson

**Konecranes Finance Corporation**
P.O. Box 661 (Koneenkatu 8)
FIN-05801 Hyvinkää, Finland
Tel. +358- 20 427 11
Fax +358-20 427 2102

**Regional Headquarters:**

**Region Europe**
KCI Konecranes International
c/o Konecranes Nordic Corp.
P.O. Box 135 (Koneenkatu 8)
FIN-05801 Hyvinkää, Finland
Tel. +358-20 427 11
Fax +358-20 427 4080
President, Harry Ollila

**Region America**
KCI Konecranes International
c/o Konecranes, Inc.
4401 Gateway Boulevard
Springfield, OH 45502, USA
Tel. +1-937-525 5555
Fax +1-937-325 8945
President, Charles E. Vanarsdall

**Region Asia-Pacific**
KCI Konecranes International
c/o Konecranes Pte Ltd
26, Tuas Avenue 10
Singapore 639147
Tel. +65-861 2233
Fax +65-863 4532
President, Rainer Aalto

**Australia**
Konecranes Pty Ltd
Unit 1, 200 Woodpark Road
Smithfield NSW 2164
Tel. +61-2-9604 9355
Fax +61-2-9609 7741

**Austria**
Konecranes Ges.m.b.H
Rennweg 87
A-2345 Brunn am Gebirge
Tel. +43-2236 3020
Fax +43-2236-364 36

**Belgium**
S.A. Konecranes N.V.
Klaverbladstraat 7/15
B - 3560 Lummen
Tel. +32 13 53 96 60
Fax +32 13 53 96 69

**Canada**
Konecranes Canada, Inc.
Crane Pro Services
1320 Heine Court
Burlington L7L 6L9, Ontario
Tel. +1-905-332 9494
Fax +1-905-332 4612

**China**
KCI Konecranes China
Room 1205 Aetna Tower
107 Zun Yi Road
200051, Shanghai
Tel. +86-21-6237 5180
Fax +86-21-6237 5433

**Czech Republic**
Konecranes CZ s.r.o.
Krymská 22
CZ-101 00, Praha 10 - Vrsovice
Tel. +420-2-7174 0247
Fax +420-2-7174 3101

**Denmark**
Konecranes A/S
Baldersbuen 15 A
DK-2640 Hedehusene
Tel. +45-46-591 288
Fax +45-46-591 214

**Estonia**
Konecranes Osaühing
Punane 42
EE-13619 Tallinn
Tel. +372-611 2795
Fax +373-611 2796

**Finland**
KCI Hoists Corporation
Ruununmyllyntie 13
FIN-13210 Hämeenlinna
Tel. +358-20 427 12
Fax +358-20 427 3399

KCI Motors Corporation
P.O. Box 664 (Koneenkatu 8)
FIN-05801 Hyvinkää
Tel. +358-20 427 11
Fax +358-20 427 3199

KCI Plant Services Division
P.O.Box 135 (Koneenkatu 8)
FIN-05801 Hyvinkää
Tel. +358-20 427 11
Fax +358-20 427 4030

KCI Special Cranes Corporation
P.O. Box 665 (Koneenkatu 8)
FIN-05801 Hyvinkää
Tel. +358-20 427 11
Fax +358-20 427 4799

Konecranes Components Corporation
P.O. Box 662 (Koneenkatu 8)
FIN-05801 Hyvinkää
Tel. +358-20 427 11
Fax +358-20 427 2299

Konecranes Nordic Corporation
P.O. Box 135 (Koneenkatu 8)
FIN-05801 Hyvinkää
Tel. +358-20 427 11
Fax +358-20 427 4080

Konecranes VLC Corporation
P.O. Box 666 (Koneenkatu 8)
FIN-05801 Hyvinkää
Tel. +358-20 427 11
Fax +358-20 427 2599

Group headquarters and the Hyvinkää works in Finland.



**France**
Konecranes (France) S.A.
27 Rue de la Burelle
F-45800 Saint Jean de Braye
Tel. +33-2-3871 9400
Fax +33-2-3871 9453

Verlinde S.A.
Zone Industrielle des Vauvettes
2, boulevard de l'Industrie
F-28501 Vernouillet Cedex
Tel. +33-2-3738 9595
Fax +33-2-3738 9599

CGP-Konecranes S.A.
27 Rue de la Burelle
F-45800 Saint Jean de Braye
Tel. +33-3-3871 9400
Fax +33-2-3871 9401

CAILLARD Konecranes (France)
Place Caillard
B.P. 727
76060, LE HAVRE/Cédex
Tel. +33-2-3525 9514
Fax +33-2-3525 9582

**Germany**
Konecranes T & H GmbH
Robert-Bosch-Strasse 10
D-91522 Ansbach
Tel. +49-981-971 9610
Fax +49-981-971 9614

Kulicke Konecranes GmbH
Berliner Strasse 27-37
D-13507 Berlin
Tel. +49-30-439 8080
Fax +49-30-434 4040

Noell Konecranes Gmbh
Am Pferdemarkt 31
D-30853 Langenhagen
Tel. +49-511- 7704 0
Fax +49-511-7704 477

Pro Kran Service GmbH
Kapellenstrasse 7
D-85622 Feldkirchen
Tel. +49-89-900 70
Fax +49-89-9007 111

SWF Krantechnik GmbH
Boehringstr. 4
D-68307 Mannheim
Tel. +49-6217-8990
Fax +49-7131-7662 110

**Hungary**
Konecranes Kft.
Csókakö u. 27
H-1164 Budapest
Tel. +36-1-400 0484
Fax +36-1-400 2489

**Indonesia**
PT. Konecranes
Jalan Kemakmuran 32
Bekasi
Tel. +62-21-889 1733
Fax +62-21-889 1734

**Japan**
Konecranes Japan
High-Point Bldg. 4 Fl.
3-1-17 Kagurazaka
Shinjuku-Ku
162-0825, Tokyo
Tel. +81-3-326 603 31
Fax +81-3-326 617 40

**Latvia**
Konecranes Latvic Ltd.
5. Mazá Pils Str.
LV-1050 Riga
Tel. +371-724 2871
Fax +371-722 0607

**Lithuania**
UAB Konecranes
Nemuno 121 a
LT-5804 Klaipeda
Tel. +370-6-366 777
Fax +370-6-366 778

**Malaysia**
Konecranes Sdn. Bhd.
No 12 Jalan SS26/13
Taman Mayang Jaya
47301 Petaling Jaya Selangor
Tel. +60-3-7880 3100
Fax +60-3-7880 3200

**Mexico**
Gruas Mexico S.A. de C.V.
Alfredo del Mazo No. 10
Pedregal de Atizapan
Atizapan de Zaragoza
52948 Edo. Mexico
Tel. +52-5-822 7100
Fax +52-5-822 7106

**The Netherlands**
Konecranes BV
Ampèrestraat 15
NL-1446 TP Purmerend
Tel. +31-299-488 830
Fax +31-299-647 926

**New Zealand**
Konecranes Pty Ltd
70 Princes Street
Onehunga
Auckland
Tel. +64-9-634 5322
Fax +64-9-634 5323

**Norway**
Konecranes A/S
Postboks 70 Leirdal
(Prof. Birkelandsvei 26 B)
N-1008 (N-1081), Oslo
Tel. +47-2290 5610
Fax +47-2290 5650

**Poland**
Konecranes Poland Sp.z.o.o.
Ul. Czerniowiecka 2 B
02-705, Warsaw
Tel. +48-22-843 5757
Fax +48-22-847 1349

**Romania**
S.C. Prodmoreco S.A.
21 C Breciedanu St., Ap. 35
1900 Timisoara
Tel. +40-56-203 514
Fax +40-56-203 514

**Russia**
ZAO Konecranes
Lermontovsky Str. 44, apt. 81
198103 St. Petersburg
Tel. +7-812-327 0288
Fax +7-812-251 7429

**Singapore**
Konecranes Pte Ltd
12 Benoi Crescent
Singapore 629975
Tel. +65-861 2233
Fax +65-861 2903

**Sweden**
Konecranes AB
P.O. Box 56 (Vasagatan 7)
S-291 21 Kristianstad
Tel. +46-44-188 400
Fax +46-44-188 401

**Thailand**
Konecranes Service Co. Ltd.
8/1-2 Moo 6
Nongpru
Banglamung
20260 Chonburi
Tel. +66-38-716 734/5
Fax +66-38-716 736

**Turkey**
Konecranes Nordic Corp.
Liaison Office
Bayar Cad. Gulbahar Sok.
Demirkaya Apt No:10 D:24
81090, Kozyatagi-Istanbul
Tel. +90-216-410 8067
Fax +90-216-380 0842

**U.K.**
Konecranes (UK) Ltd.
Peel Park Place
College Milton
East Kilbride
G74 5LR Glasgow
Tel. +44-1355-220 591
Fax +44-1355-263 654

Lloyds Konecranes Ltd.
Lloyds House
Albion Road
West Bromwich, B70 8AX
West Midlands
Tel. +44-121-569 1000
Fax +44-121-569 1099

**Ukraine**
AO KONECRANES Ukraine
Ul. Bolshaja Arnautskaja 17
270012 Odessa
Tel. +380-482-210 159
Fax +380-482-210 519

**United Arab Emirates**
KCI Hoists
LOB 15, Office 139
P.O. Box 61351
Jebel Ali Free Zone
Dubai, U.A.E
Tel. +971-4-8818 830
Fax +971-4-8818 832

**USA**
Konecranes Inc.
Americas Component Centre
Crane Pro Services-US
4401 Gateway Blvd
Springfield, OH 45502
Tel. +1-937-328 5133
Fax +1-937-325 8945

Konecranes America, Inc.
7300 Chippewa Boulevard
Houston, TX 77086
Tel. +1-713-466-7541
Fax +1-713-466-6515

R&M Materials Handling, Inc.
4501 Gateway Boulevard
Springfield, Ohio 45502
Tel. +1-937-328 5100
Fax +1-937-325 5319

**Vietnam**
Konecranes Representative Office
10th Floor, Room 10-01
Fortuna Tower, 6B Lang Ha Street
Dong Da District
Hanoi
Tel. +84-4-774 0142
Fax +84-4-774 0142

# INFORMATION TO SHAREHOLDERS

### Financial calendar 2002:

All events are indicated in Finnish time (CET + 1).

| | |
|---|---|
| Record date for the AGM | 25 February |
| Notice of participation in the AGM | 4 March (no later than) |
| Annual General Meeting | 7 March |
| First quarter results | 7 May, 10.00 a.m. |
| Second quarter results | 13 August, 10.00 a.m. |
| Third quarter results | 29 October, 10.00 a.m. |

### Analyst briefing

An analyst briefing will be held on the day of the results publication at 12.00 noon in Helsinki (address: World Trade Center, Marski Hall, Aleksanterinkatu 17, 00100 Helsinki, Finland). In conjunction with the publication a briefing will also be held in London, UK, please check our calendar at www.kcigroup.com for the exact date.

### International teleconference

An international teleconference will be arranged on the day of the results publication at 4.00 p.m. The international dial in number is +44-(0)20 8401 1043. Please call in at 3.50 p.m. A replay will be available 48 hours at +44-(0)20 8288 4459, code: 637512 (7 May), 637522 (13 Aug), 637532 (29 Oct).

### Annual General Meeting

The Annual General Meeting 2002 will be held on 7 March, 2002 at 11.00 a.m. at Group headquarters (address: Koneenkatu 8, 05830 Hyvinkää, Finland). A press release on the decisions made at the AGM will be published upon conclusion of the meeting.

To participate in the AGM shareholders must be registered on the record date 25 February 2002 in the shareholder register of KCI Konecranes International Plc, maintained by the Finnish Central Securities Depository Ltd. According to the amended Finnish Company's Act a shareholder who has registered as nominee held may choose to register temporarily his holding in the shareholder register. By doing so he will acquire the right to participate in the AGM. For the temporary registration please contact your custodian. Shareholders wishing to attend the AGM must notify the company no later than 4 March 2002 before 4.45 p.m. by Internet www.kcigroup.com/agm2002 or by mail to Ms Maija Jokinen, KCI Konecranes International Plc, P.O. Box 661, FIN-05801 Hyvinkää, or by tel. +358-20-427 2001, or by fax +358-20-427 2099, or by e-mail: maija.jokinen@kcigroup.com. A model for a proxy is also available on the Internet.

### Payment of dividend

The Board of Directors proposes to the AGM that a dividend of EUR 0.90 per share will be distributed for the fiscal year 2001. The dividend will be paid to persons, who are entered as shareholders in the share register on the record date March 12, 2002. Dividend payment day is March 19, 2002.

### Change of address

Shareholders are kindly requested to notify to the book-entry register maintaining their book entry account of any changes of address.

### Investor information on the web

Our Annual Net Report 2001 is available in English at KCI Konecranes' investor web site www.kcigroup.com, where stock exchange releases, updated share price performance and other financial information is found. Financial reports and graphics are made available in English immediately after publication. KCI Konecranes' company releases are distributed in real time in English, Finnish and Swedish also by e-mail. You can enroll on our distribution lists via our web site.

### Annual and interim reports

KCI Konecranes' financial reports are published in English, Finnish and Swedish. The annual report is also available in German. A printed copy of the annual report will be distributed to all shareholders. Printed publications can be ordered via the Internet at www.kcigroup.com or from Group Communications, tel. +358-20 427 2016, fax +358-20 427 2103 or e-mail: communications@kcigroup.com.

### Additional information

In matters regarding KCI Konecranes' investor information you may contact our Investor Relations Manager Franciska Janzon by e-mail franciska.janzon@kcigroup.com, by telephone +358-20 427 2043 or by mail KCI Konecranes International Plc, P.O.Box 661, FIN-05801 Hyvinkää.

KCI KONECRANES INTERNATIONAL PLC
P.O. Box 661
FIN-05801 Hyvinkää
Tel. +358-20 427 11
Fax +358-20 427 2099
www.kcigroup.com
Domicile Hyvinkää, Finland
Business ID 0942718-2